PROCESSED DEC 17 2002 THOMSON FINANCIAL

02 NOV 10 AM 9:43

02060405

SUPPL

12g3 - 2 (b)

PJSC " VolgaTelecom "
603000. N.Novgorod
M.Gorkogo Square, Post House
Ph.: (7831233-20-47
Fax: (7831230-67-68
№ 25-8/437

Date: 25. 10. 2002г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on activity of the Company:

1. Notices on the essential facts affecting financial and economic activity of the Company (9 documents on 10 sheets).
2. List of affiliated persons of the Company of 01.04.2002 (1 document on 5 sheets).
3. The quarterly report of the securities issuer for Quarter 4, 2001 (1 document on 70 sheets).
4. Copy of the publication of the notice about the general meeting of shareholders (1 document on 1 sheet). The notice about the annual general meeting of shareholders in 2002 has been published in the newspaper «The Nizhniy Novgorod News » № 89 (2543) from May, 21, 2002.
5. Notices about the parity (ratio) of cost of net assets and the size of the charter capital of the Company.
6. Decisions approved by the general meeting of shareholders, and voting results.
7. Notice about the holder of the register of the Company
   Information specified in item 5-7, is included in the publication about results of the annual general meeting of shareholders of the Company (1 document on 3 sheets), the newspaper « The Nizhniy Novgorod News » № 135 (2589) from July, 24, 2002.

J. P.Morgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in the program of the ADR for common shares.

If you have any questions, call me directly (ph. 7-8312-33-47-93) or Sascha Wrottesly, the manager of the "VolgaTelecom" ADR program in J.P. Morgan Bank. (ph. +44 207 325 4034) (London)..

Sincerely yours

L.I.Grigorieva

Deputy General Director

"ВолгаТелеком"

12/10

3

12g3 – 2(b)

ОАО «ВолгаТелеком»
603000 г.Н.Новгород
пл.М. Горького, Дом Связи
Тел.:(7 8312) 33-20-47
Факс: (7 8312) 30-67-68
№ 25-8/437

Дата: 25. 10. 2002 г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
(Комиссия по ценным бумагам и биржевой деятельности
Офис международных корпоративных финансов
Остановка 3-2
450 Пятая улица, Сев.-Зап.
Вашингтон, округ Колумбия 20549

Касательно: АО «ВолгаТелеком», Освобождение № 82-4642

Уважаемые господа,

В связи с освобождением АО «ВолгаТелеком», согласно правилу 12g3-2(b), от требований Закона о ценных бумагах и биржах от 1934 г. по регистрации и отчётности и согласно дальнейшим требованиям по правилу 12g3-2(b), направляет следующую информацию о деятельности: Компании:

1. Сообщения о существенных фактах, затрагивающих финансово-хозяйственную деятельность Компании (9 документов на 10 листах).
2. Список аффилированных лиц Компании на 01.04.2002 г. (1 документ на 5 листах).
3. Ежеквартальный отчет эмитента эмиссионных ценных бумаг за 4 квартал 2001 г. (1 документ на 70 листах).
4. Копия публикации уведомления о проведении общего собрания акционеров (1 документ на 1 листе). Уведомление о проведении общего годового собрания акционеров в 2002 году было опубликовано в газете «Нижегородские новости» № 89 (2543) от 21 мая 2002 года.
5. Сообщения о соотношении стоимости чистых активов и размере уставного капитала Компании.
6. Решения, принятые общим собранием акционеров, а также итоги голосования.
7. Сообщения о держателе реестра Компании
   Информация, указанная в п.п.5-7, содержится в публикации об итогах общего годового собрания акционеров Компании (1 документ на 3 листах), газета «Нижегородские новости» № 135 (2589) от 24 июля 2002 г.

Банк Дж. П. Морган является банком-депозитарием для нашей компании по форме F-6, регистрационный номер 333-86930 по программе АДР на обыкновенные акции.

Если у Вас есть какие-либо вопросы, звоните непосредственно мне по тел. 7-8312-33-47-93 или Саше Роттсли, менеджеру программы АДР «ВолгаТелеком» в Банке Дж. П. Морган по тел. +44 207 325 4034 (Лондон)..

Искренне Ваша

Л. И. Григорьева

Зам. генерального директора

Открытое акционерное общество "ВолгаТелеком" "ВолгаТелеком"

12§3-2(b)

02 NOV 18 AM 9:40

Открытое акционерное общество "СВЯЗЬИНФОРМ" Нижегородской области

603000, г.Н.Новгород, пл.М.Горького, Дом связи

Сообщение

Уважаемый акционер!

Совет директоров ОАО "Нижегородсвязьинформ" извещает вас о том, что 28 июня 2002 года в 10.00 в актовом зале Дома связи г.Н.Новгорода

состоится годовое общее собрание акционеров.

Список акционеров, имеющих право на участие в годовом общем собрании акционеров, составлен по состоянию на 9 мая 2002 года.

ПОВЕСТКА ДНЯ:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) ОАО "Нижегородсвязьинформ", распределение прибыли и убытков общества по результатам отчетного (2001) финансового года.

2. О выплате дивидендов за 2001 год, размере, сроках и форме их выплаты по акциям каждой категории.

3. Избрание членов совета директоров общества.

4. Избрание ревизионной комиссии общества.

5. Утверждение устава общества в новой редакции.

6. Утверждение положения о порядке проведения общего собрания акционеров общества в новой редакции.

7. Утверждение Положения о совете директоров общества в новой редакции.

8. Утверждение Положения о правлении общества в новой редакции.

9. Утверждение аудитора общества на 2002 год.

10. Об участии общества в ассоциации операторов федеральной сети делового обслуживания "Искра".

Начало регистрации в 8.00 28 июня 2002 года.

*С информацией, подлежащей представлению при подготовке к проведению годового общего собрания акционеров, вы можете ознакомиться по адресу: **г.Н.Новгород, пл.М.Горького, Дом связи, 1-й этаж, начиная с 28 мая 2002 года в течение рабочего дня в ООО "Первый независимый регистратор", а также на сайте общества в Интернете по адресу: www.sviazinform.nnov.ru.***

Совет директоров.

Газета „Нижегородские новости"
№ 89 (2543) от 21 мая 2002 г.

Секретарь совета директоров /Н.И. Покровская/

Открытое акционерное общество "ВолгаТелеком" "ВолгаТелеком"

PUBLIC JOINT-STOCK COMPANY

"NIZHEGORODSVYAZINFORM"
603000 Russia, Nizhny Novgorod,
Gorky sq., Post House,
Phone:(78312)332047
Fax:(78312)306768

Notice

Dear shareholder,

The Board of Directors of PJSC "Nizhegorodsvyazinform" would like to advise you about the Annual General Shareholder Meeting which will take place on June 28, 2002 at 10 : 00 hours in the Assembly Hall of the Post House in the city of N. Novgorod.

The List of Shareholders entitled to participate in the General Shareholder Meeting is made as of May 9, 2002.

AGENDA:

1. Approval of Annual Report, Annual Accounting Statement, including Profit and Loss Statement (Profit and Loss Accounts) of PJSC "Nizhegorodsvyazinform", Distribution of Profit and Loss of the Company according to results of report (2001) fiscal year.
2. Dividend Payment for 2001, size, terms and form of payment for shares of each category.
3. Election of Members of the Board of Directors of the Company;
4. Election of the Audit Committee of the Company;
5. Approval of the new edition of the Charter of the Company;
6. Approval of the new edition of By-Law regulating the order of General Shareholder Meeting of the Company;
7. Approval of the new edition of Statute of the Board of Directors of the Company;
8. Approval of the new edition of Statute of Executive Board of the Company;
9. Approval of the Auditor of the Company for 2002.
10. Participation of the Company in the Association of Carriers of the Federal Network for Business Service «ISKRA».

The registration of participants starts at 8:00 on June 28, 2002

You can get all the information concerning the preparation of the Annual General Shareholder Meeting at the following address: N. Novgorod, M. Gorky sq., Post House, Ground Flore from May 28, 2002 during working hours in LLC "The First Independent Registrar" or in the Internet at www.sviazinform.nnov.ru

Board of Directors

Помимо нашего суда для участия в проекте был выбран Пушкинский районный суд в Санкт-Петербурге. Проект рассчитан на два с по-

По словам председателя Приокского районного суда Марии Сидельниковой, реализуемый проект поможет вывести районный суд, выбран-

нашей стране судебной реформы этот проект может сыграть немалую роль", - завершила она.

Ирина ВЛАДИМИРОВА.

1283-2(б)

Открытое акционерное общество "Связьинформ" Нижегородской области

Зарегистрировано 15.12.93 г. администрацией г.Н.Новгорода, регистрационный № 448
Почтовый адрес и место Нахождения: 603000, г.Н.Новгород, пл.Горького, Дом связи
телефон (8-8312) 33-20-47, факс (8-8312) 30-67-68

сообщает об итогах общего годового собрания акционеров, состоявшегося 28 июня 2002 года.

1. Избран совет директоров в составе 9 человек:

Осипчук Антон Игоревич *- председатель совета директоров – первый заместитель генерального директора ОАО "Связьинвест"*

Люлин Владимир Федорович *- заместитель председателя совета директоров – генеральный директор ОАО "Нижегородсвязьинформ"*

Бахаев Михаил Анатольевич *- зам. генерального директора ОАО "Нижегородсвязьинформ", директор НГТС*

Волков Владимир Николаевич *- зам. генерального директора ОАО "Нижегородсвязьинформ", директор Дзержинского МУЭС*

Григорьева Алла Борисовна *- зам. директора департамента корпоративного управления ОАО "Связьинвест"*

Григорьева Любовь Ивановна *- зам. генерального директора ОАО "Нижегородсвязьинформ"*

Дегтярев Вадим Сергеевич *- представитель "Зэ Бэнк оф Нью-Йорк Интернэшнэл Номиниз"*

Заболотный Игорь Викторович *- исполнительный директор - директор департамента маркетинга и организации продажи услуг ОАО "Связьинвест"*

Лопатин Александр Владимирович *- зам. генерального директора ОАО "Связьинвест"*

2. Избрана ревизионная комиссия в составе 5 человек:

Алехин Сергей Иманович *- главный специалист отдела внутреннего аудита и экономического анализа ОАО "Связьинвест"*

Дегтярева Елена Петровна *- ведущий специалист департамента электрической связи ОАО "Связьинвест"*

Прокофьева Ирина Викторовна *- зам. директора департамента – начальник отдела департамента внутреннего аудита и экономического анализа ОАО "Связьинвест"*

Феклин Александр Васильевич *- секретарь – начальник КРО ОАО "Нижегородсвязьинформ"*

Фролов Кирилл Викторович *- главный специалист отдела внутреннего аудита и экономического анализа ОАО "Связьинвест"*

3. Утвержден устав общества в новой редакции, а также приведены в соответствие с новым уставом внутренние документы: Положение о порядке проведения общего собрания акционеров, Положение о совете директоров и Положение о правлении и утверждены общим годовым собранием.

4. Утвержденный размер дивидендов:

на одну обыкновенную акцию - 0,32 руб.
на одну привилегированную акцию - 0,96 руб.

Начало выплаты дивидендов каждой категории акций с 28 июля т.г. Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям - 31.12.2002 г.

5. Аудитором общества на 2002 г. утверждена фирма ЗАО "Эрнст энд Янг Внешаудит".

В соответствии с п. 1 статьи 92 Федерального закона "Об акционерных обществах" ОАО доводит до сведения своих акционеров:

1. Ведение реестра общества осуществляет ЗАО "Регистратор Связь" (лицензия № 01147 от 05.10.1996 г. выдана Федеральной комиссией по рынку ценных бумаг).
Место нахождения: г.Москва, ул.Пресненский Вал, дом 27. Телефон (8-095) 268-70-13, факс(8-095) 268-70-41.

2. Дата закрытия реестра общества – 09.05.2002 г.
Количество акционеров, имеющих право на участие в годовом собрании и получение годовых дивидендов, – 4 320.

3. Бухгалтерский баланс ОАО за 2001 год (утвержден общим годовым собранием 28.06.2002 г.).

АКТИВ	**на 01.01.2001 г. (тыс.руб.)**	**на 01.01.2002 г. (тыс.руб.)**
1. Внеоборотные активы	2369497	2589440
2. Оборотные активы	482568	491034
Баланс	**2852065**	**3080474**
ПАССИВ		
3. Капитал и резервы	2291523	2567702
4. Долгосрочные пассивы	240119	6406
5. Краткосрочные пассивы	320423	506366
Баланс	**2852065**	**3080474**

4. Отчет о прибылях и убытках за 2001 год (утвержден общим годовым собранием 28.06.2002 г.).

	За отчетный период (тыс. руб.)
Выручка от услуг	1705995
Себестоимость реализации услуг	1118103
Прибыль от реализации	587892

Газета «Нижегородские новости» № 135 (2589) от 24 июля 2002 г.

1283-2(b)

02 NOV 13 AM 9:43

Open Joint-Stock Company "Svyazinform"
of Nizhniy y Novgorod Region

Registered: 15.12.93 by Administration of Nizhniy y Novgorod,
Registration № 448
Mail address and location:
603000, Nizhniy Novgorod, Gorkiy sq., Post House
Telephone: (8-8312) 33-20-47, Fax: (8-8312) 30-67-68

informs about results of General Annual Shareholder Meeting held on June 28, 2002.

1. The Board of Directors composed of 9 persons is elected:

Osipchuk Anton Igorevich	Chairman of Board of Directors - First Deputy General Director PJSC «Svyazinvest»
Lyulin Vladimir Fedorovich	Vice-president of Board of Directors - General Director of PJSC "Nizhegorodsvyazinform"
Bakhaev Mikhail Anatolievich	Deputy General Director of PJSC "Nizhegorodsvyazinform", Director of NGTS
Volkov Vladimir Nikolaevich	Deputy General Director of PJSC "Nizhegorodsvyazinform", Director of Dzerzhinsk Inter-District Telecommunication Center
Grigorieva Alla Borisovna	Deputy Director of Department of Corporate Management of PJSC «Svyazinvest»
Grigorieva Lyubov Ivanovna	Deputy General Director of PJSC "Nizhegorodsvyazinform"
Degtyarev Vadim Sergeyevich	Representative of «The Bank of New-York International Nominees»
Zabolotny Igor Viktorovich	Executive Director- Director of Department for marketing and sales and services of OJSC «Svyazinvest»
Lopatin Aleksandr Vladimirovich	Deputy General Director of OJSC «Svyazinvest»

2. The Auditing Committee composed of 5 persons is elected:

Alekhin Sergey Imanovich	Chief Expert of Department of internal audit and economic analysis of PJSC «Svyazinvest»
Degtyareva Elena Petrovna	Leading specialist of Department of Telecommunications of PJSC «Svyazinvest»
Prokofieva Irina Viktorovna	Deputy Director of Department – Head of Department of internal audit and economic analysis of PJSC «Svyazinvest»
Feklin Aleksandr Vasilyevich	Secretary – Chief of Control and Audit Commission of PJSC "Nizhegorodsvyazinform"
Frolov Kirill Viktorovich	Principal specialist of Department of internal audit and economic analysis PJSC «Svyazinvest»

3. The Charter of the Company in a new wording is authorized, and internal documents are also amended according to the new Charter: Regulations about the order of the general meeting of shareholders, Regulations about the Board of directors and Regulations about the Management Board also are authorized by the annual general meeting.

4. Approved size of the dividends:
per one common share - 0,32 Rub.
per one preferred share - 0,96 Rub.

Beginning of disbursement of dividends of each category of shares: from July 28 of current year.
Termination date of disbursement of dividends for common and preferred shares - on 31.12.2002

5. The Firm CJSC "Ernst and Young Vneshaudit" is approved as the auditor of the Company in 2002
According to item 1 of Article 92 of the Federal Act « About joint-stock companies » the PJSC informs the shareholders:

1. The registry maintenance of the Company is carried out by ZAO «Registrator-Svyaz » (license № 01147 of 05.10. 1996 is granted by the Federal Commission for Securities and Stock Market of the Government of Russian Federation).
Location: Moscow, Presnensky Val st., 27,

Telephone (8-095) 268-70-13, Fax (8-095) 268-70-41.
2. the Company's Registry closing date– 09.05.2002.
Number of shareholders having the right to participation in the Annual Meeting and to annual dividends –. 4 320.

3. The Balance Sheet of PJSC for 2001 (is approved by the General Annual Meeting on **28.06.2002 г.**).

Assets	by 01.01.2001г. (thousand Rub.)	by 01.01.2002 г. (thousand Rub.)
1. Non-current assets	2369497	2589440
2. Current assets	482568	491034
Balance	**2852065**	**3080474**
Liabilities		
3. Capital and reserves	2291523	2567702
4. Long-term liabilities	240119	6406
5. Short-term liabilities	320423	506366
Balance	**2852065**	**3080474**

4. The report on profits and losses for 2001 (is approved by the General Annual Meeting on **28.06.2002**).

	Report period (thousand Rub.)
Proceeds from services	1705995
Cost price of services provided	1118103
Profit from sales	587892
Profit of report period	491098

5. Ratio of net assets cost and the charter capital is 448,1%.

Reliability of the accounts of PJSC "Nizhegorodsvyazinform" is confirmed by audit corporation «Arthur Andersen».

1283-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.04.2002

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyazinform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company »	RF, Moscow, Plushchikha str.,.55, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
3	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107,	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal	---

		N.Novgorod, Zhukov sq., 3		entity	
	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	0,06
	CJSC «Transsvyaz»	RF, N. Novgorod, Chaadayev str., 2 Mail address: 603950, RF, N. Novgorod, GSP – 1273, Gordeyevskaya str., 5, r. 306	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
[illegible]	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8 Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod,	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

		Yanka Kupala str., 10			
8	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603600, Nizhniy Novgorod, GSP- 57 Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999	Deputy Chairman of Management Board of PJSC «Nizhegorodsvyazinform»	0,21492
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.02333
3	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0,34125
4	Volkov Vladimir Nikolayevich	Dzerzhinsk Nizhniy Novgorod Region	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0,01654
5	Vystorop Vasiliy Petrovich	Nizhniy Novgorod	01.09.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Alla Borisovna	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0,00171
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 25.06.2001	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0,03350
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
9	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0,01167
10	Ismailov Nail Ismailovich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0,00489

	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0,26066
	Kuranov Mikhail Andreyevich	Zavolzhye, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0,03227
	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 25.06.2001	General Director, Chairman of Management Board, Deputy Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0,51203
	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	--
5	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0,00617
6	Osipchuk Anton Igorevich	Moscow	25.06.2001	Председатель совета директоров, ОАО «Нижегородсвязьинформ»	---
7	Panchenko Stanislav Nikolayevich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
8	Timarev Valeriy Nikolayevich	Uren, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0,00077
9	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0,23822
0	Haywood Arthur Michael	USA, Arlington	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---

Deputy General Director
PJSC «Nizhegorodsvyazinform» L.I.Grigorieva

1253-2(b)

Открытое акционерное общество "Связьинформ" Нижегородской области
ИНН 5260901817

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: *603000, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Code of the Issuer: *00137-A*

Date of appearance of the fact (event, operation): *24.04.2002*
Code of the fact (event, operation): *0500137A24042002*

Changes in the list of persons which have 5 percent or more of votes in the supreme management body of the Issuer.

Long title of the legal person, whose share of votes in the supreme management body of the Issuer changed: "ING BANK (EURASIA) CJSC"(CLOSED JOINT-STOCK COMPANY)

Location and post address of the legal person:
RF, Moscow, Krasnaya Presnya str., 31
123022, RF, Moscow, Krasnaya Presnya str., 31

Share of votes in the supreme management body of the Issuer before and after change:
1.444 % - before change,
12.5883 % - after change.

Long title of the legal person, whose share of votes in the supreme management body of the Issuer changed:
ING BANK (EURASIA) CJSC/ ING DEPOSITARY

Location and post address of the legal person:
RF, Moscow, Krasnaya Presnya str., 31
123022, RF, Moscow, Krasnaya Presnya str., 31

Share of votes in the supreme management body of the Issuer before and after change:
11.1443 % - before change,
0 % - after change.

Date of change of the share of votes in the supreme management body of the Issuer:
24.04.2002.

Deputy Director General
OJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

1253-2(b)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: *603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Code of the Issuer: *00137-A*

Date of appearance of the fact (event, operation): *24.04.2002*
Code of the fact (event, operation): *0300137A24042002*

Changes in the list of owners (shareholders) of the Issuer.

Long title of the legal person, whose participation share changed:
"ING BANK (EURASIA) CJSC" (CLOSED JOINT-STOCK COMPANY)

Location and post address of the legal person:
RF, Moscow, Krasnaya Presnya str., 31
123022, RF, Moscow, Krasnaya Presnya str., 31

Share in charter capital of the Issuer before and after change:
1.4258 % - before change,
9.7841 % - after change.

Long title of the legal person, whose participation share changed:
ING BANK (EURASIA) CJSC/ ING DEPOSITARY

Location and post address of the legal person:
RF, Moscow, Krasnaya Presnya str., 31
123022, RF, Moscow, Krasnaya Presnya str., 31

Share in charter capital of the Issuer before and after change:
8.3583 % - before change,
0 % - after change.

Date of change of participation share in charter capital of the Issuer:
24.04.2002

Deputy Director General
OJSC "Nizhegorodsvyazinform" — *L.I. Grigorieva*

1283-2(b)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: *603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Code of the Issuer: *00137-A*

02 NOV 18 AM 9:47

Date of appearance of the fact (event, operation): *22.04.2002*
Code of the fact (event, operation): *1500137A22042002*

Date of closing of the register.

Date of acceptance by the issuer of the decision concerning the date on which the list of holders of securities is made: April 22, 2002 - the decision of the Board of Directors, minutes 16
Date on which the list of persons is made, who are entitled to participate in the Annual General Shareholder Meeting: May 9, 2002.

According to article 42, item 4 of the Federal Law dated 26.12.95 "About Joint-Stock Companies", the date of drawing up the list of the persons having the right to participate in the Annual General Meeting of Shareholders, is the date of drawing up the list of the persons having the right to receive annual dividends.

Deputy Director General
OJSC "Nizhegorodsvyazinform"   *L.I. Grigorieva*

1283-2(b)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: *603000, RF, Nizhniy Novgorod, M. Gorky sq., Post House*
Code of the Issuer: *00137-A*

Date of appearance of the fact (event, operation): *27.05.2002*
Code of the fact (event, operation): *1300137A27052002*

Date of the session of the Board of Directors - May 23, 2002
9 persons are elected to the Board of Directors.
8 persons took part in the voting.

The Board of Directors discussed the following issues of the Agenda:

I. Recommendations concerning dividend payment in 2001: size, terms, order and forms of payment for each share category.

Upon discussion of dividend payment calculation according to results of 2001, the Board of Directors decided:
1. To recommend to the Annual General Shareholder Meeting to pay dividends for 2001:
- common shares: Rub. 0.32 per share in money form or in form of other assets, in case of consent of shareholder to receive his dividends in such a form , from 28.07.2002 till 31.12.2002;
- preferred shares Rub. 0.96 per share in money form or in form of other assets, in case of consent of shareholder to receive his dividends in such a form, from 28.07.2002 till 31.12.2002.
Votes: «For» - 8 ; «Against» - none; «Abstention» - none

II. Approval of form and text of voting ballot № 2.

Upon discussion of material submitted, the Board of Directors decided:
1. To approve the form and text of voting ballot № 2.
Votes: «For» - 8 ; «Against» - none; «Abstention» - none

III. About rewards paid to the Company's Management Board according to results of 2001 .

Upon discussion of material submitted по данному вопросу, the Board of Directors decided:
1. To establish award for the Company's Management Board members according to results of 2001 in size of 0,8 reward paid to members of the Board of Directors.
Votes: «For» - 8 ; «Against» - none; «Abstention» - none

Deputy Director General
OJSC "Nizhegorodsvyazinform" *L.I. Grigorieva*

1283-2(b)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: ***603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Post House***
Code of the Issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***14.05.2002***
Code of the fact (event, operation): ***0300137A14052002***

Changes in the list of owners (shareholders) of the Issuer.

Long title of the legal person, whose participation share changed:
Closed Joint-Stock Company "Brunswick UBS Warburg Nominees" (nominal holder)

Location and post address of the legal person:
RF, Moscow, Kosmodamianskaya nab., 52, suite 4
113054, RF, Moscow,Kosmodamianskaya nab., 52, suite 4

Share in charter capital of the Issuer before and after change:
4.3866 % - before change,
5.8177 % - after change.

Date of change of participation share in charter capital of the Issuer:
14.05.2002

Deputy Director General
OJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

1283-2(b)

Открытое акционерное общество "Связьинформ" Нижегородской области
ИНН 5260901817

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: ***603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Post House***
Code of the Issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***4.04.2002***
Code of the fact (event, operation): ***0200137A04042002***

Last name, first name, patronymic and title:
Arakcheyev Aleksandr Vasilievich - member of joint executive authority OJSC "Nizhegorodsvyazinform"
Share in charter capital (stock) of the Issuer before and after change:
0.2149% - before change;
0.1721% - after change

Last name, first name, patronymic and title:
Kireyeva Anastasia Maksimovna - member of joint executive authority OJSC "Nizhegorodsvyazinform"
Share in charter capital (stock) of the Issuer before and after change:
0.2607% - before change;
0.2208% - after change

Last name, first name, patronymic and title:
Tolstonogov Nikolay Ivanovich - member of joint executive authority OJSC "Nizhegorodsvyazinform"
Share in charter capital (stock) of the Issuer before and after change:
0.2382% - before change;
0.1954% - after change

Date of change of share in charter capital (stock) of the Issuer:
04.04.2002 г.

Deputy Director General
OJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

1283-2(b)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: *603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Code of the Issuer: *00137-A*

Date of appearance of the fact (event, operation): ***10.04.2002***
Code of the fact (event, operation): ***0900137A10042002***

Fact (facts) which caused a one-time increase of profit of the Issuer over 10%.

Balance profit figures of the Issuer by the date of termination of Quarter IV, 2001
491 098 thousand Rubles

Balance profit change of the Issuer (absolute figures and percentage) in Quarter I, 2002 compared to Quarter IV, 2001:
82 282 thousand Rubles
75.4%

Increase of balance profit of the Issuer is due to:
- network development;
- increase of telecommunication service tariffs;
- decrease of costs of service sales.

Deputy Director General
OJSC "Nizhegorodsvyazinform" *L.I. Grigorieva*

Chief Accountant
OJSC "Nizhegorodsvyazinform" *A.M. Kireyeva*

12§3-2(b)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region
Location: *603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Code of the Issuer: *00137-A*

Date of appearance of the fact (event, operation): *10.01.2002*
Code of the fact (event, operation): *0900137A10012002*

The fact (facts) which entailed a single reduction of the profit of the Issuer over 10 %.

Balance profit figures by the end of Quarter III 2001 - 381 943 thousand Rubles

Balance profit change of the Issuer (absolute figures and percentage) in Quarter IV 2001 compared to Quarter III 2001:

25 643 thousand Rubles
19.8 %

Reduction of the balance profit of the Issuer is due to a negative sum (in December 2001) of the differences which arisen at the payment of a foreign currency contract.

Deputy Director General
OJSC "Nizhegorodsvyazinform" *L.I. Grigorieva*

Chief Accountant
OJSC "Nizhegorodsvyazinform" *A. M. Kireyeva*

7283-2(b)

02 NOV 13 AM 9:43

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" Of Nizhniy Novgorod Region

Location: ***603000,RF, Nizhniy Novgorod, M. Gorky sq., Post House***

Code of the Issuer: *00137-A*

Date of appearance of the fact (event, operation): *25.04.2002*

Code of the fact (event, operation): *1300137A25042002*

Date of the session of the Board of Directors - 22.04.2002
9 persons are elected to the Board of Directors.
7 persons took part in the voting.

I. Determination of date, place and time of Annual General Shareholder Meeting

Upon discussion of material submitted, the Board of Directors decided:
1. Date of the Annual General Shareholder Meeting - June 28, 2002
2. Address of the Annual General Shareholder Meeting:
Nizhniy Novgorod, M. Gorkiy sq., Post House at 10:00.
Votes: «For» - 7 ; «Against» - none; «Abstention» - none

II. Determination of date of list of persons entitled to participate in the Annual General Shareholder Meeting.

Upon discussion of material submitted , the Board of Directors decided:
1. To determine the date of making the list of persons entitled to participate in the Annual General Shareholder Meeting - May 9, 2002
Votes: «For» - 7 ; «Against» - none; «Abstention» - none

III. Approval of the Agenda of the Annual General Meeting of Shareholders

Upon discussion of materials concerning the issue, the Board of Directors decided:
To approve the following Agenda of the Annual General Meeting of Shareholders:

1. The approval of the annual report, the annual accounting reporting, including the profit and loss statement (accounts of profits and losses) of OJSC "Nizhegorodsvyazinform", distribution of the profit and losses of the Company by results of report (2001) financial year.

2. About payment of dividends for 2001, the size, terms and form of their payment for shares of each category.

3. Election of Members of the Board of Directors of the Company;

4. Election of the Audit Committee of the Company;

5. Approval of the Charter of the Company in a new wording;

6. Approval of Regulations about the order of the General Meeting of Shareholders of the Company in a new wording;

7. Approval of Regulations about the Board of Directors of the Company in a new wording;

8. Approval of Regulations about the Management Board of the Company in a new wording;

9. Approval of the Auditor of the Company for 2002.

10. About participation of the Company in the Association of Operators of the Federal Network of Business Service "ISKRA".

Votes: «For» - 7 ; «Against» - none; «Abstention» - none

IV. Approval of the text and an order of notification of shareholders about the Annual General Meeting of Shareholders and instructions to shareholders

Upon discussion of the text of the notice and the instruction for shareholders, the Board of Directors decided:

1. To approve the test of the notice and the instruction for shareholders about the Annual General Meeting of Shareholders.

2. Not later than on May 28, 2002:

2.1. To publish the text of the notice about the Annual General Meeting of Shareholders in the newspaper "Nizhegorodskiye Novosti";

2.2. To shareholders who are holders of voting shares of the Company, the notice about the annual general meeting of shareholders is to be sent by certified mail.

Votes: «For» - 7 ; «Against» - none; «Abstention» - none

V. Approval of the form and the text of ballots.

Upon discussion of the form and the text of ballots for voting in the Annual General Meeting of Shareholders, the Board of Directors decided:

1. According to the submitted application, to exclude Milovantsev D.A. from the list of nominees for voting during the election of the Audit Committee of the Company

2. According to item 7 of article 53 of Federal Legislation "About joint-stock companies", to include Degtyareva Elena Petrovna, the leading specialist of Department of telecommunication of OJSC "Svyazinvest" in the list of nominees for voting for election of the Audit Committee of the Company.

3. To approve the form and the text of ballots 1,3,4,5,6,7,8,9,10 for voting during the annual general meeting of shareholders.

Votes: «For» - 7 ; «Against» - none; «Abstention» - none

VI. Approval of the list of the information given to shareholders.

Upon discussion of the list of the information given to shareholders, the Board of Directors decided:

1. To approve the following list of the information given to shareholders in the period of preparation of the the Annual General Shareholder Meeting:

- *The notice about the meeting of shareholders*
- *Shareholder's Memo*
- *The annual report, the annual accounting reporting, including profit and loss statement (accounts of profits and losses) of the Company, distribution of profits and losses of the Company by results of report (2001) fiscal years.*
- *Recommended dividend payments for 2001*
- *The Statement of the Audit Committee of the Company*
- *The Statement of the Auditor of the Company*
- *The charter of the Company in a new wording*
- *Regulations about the order of the General Meeting of Shareholders of the Company in a new wording*
- *Regulations about The Board of Directors of the Company in a new wording*
- *Regulations about Management Board of the Company in a new wording*
- *Information about candidates for members of the Board of Directors of the Company*
- *Information about candidates for the Audit Committee of the Company*
- *Information about the Auditor of the Company on 2002*
- *Constituent documents of the Association of Operators of the Federal Network of Business Service "ISKRA"*
- *Draft decisions of the Annual General Shareholder Meeting.*

2. To send meeting information to shareholders, holders of over 10 % of voting shares of the company, by certified mail on May 28, 2002 at the latest.

Votes: «For» - 7 ; «Against» - none; «Abstention» - none

Deputy Director General
OJSC "Nizhegorodsvyazinform" *I. I. Grigorieva*

1283-2(b)

Public Joint-Stock Company "Svyazinform" of N.Novgorod Region
INN 5260901817

APPROVED
by the Board of Directors of PJSC "Nizhegorodsvyazinform"
Minutes № 12 of 28.01.2002

Deputy Chairman of the Board of Directors V.F.Lyulin ________
(signature)

L.S.

QUATERLY REPORT

OF THE ISSUER OF SECURITIES

Quarter IV of 2001

Public Joint-Stock Company "Svyazinform" of Nizhniy Novgorod Region
Issuer Code: 00137-A
Location: Russian Federation, city of Nizhniy Novgorod, M. Gorkiy sq., Post House (Dom Svyazi)
Mail Address: Russian Federation, 603000, city of Nizhniy Novgorod, M. Gorkiy sq., Post House (Dom Svyazi)

The information contained in the present quarterly report, is subject to disclosure according to the legislation of the Russian Federation on Securities

General Director V. F. Lyulin ________
(Signature)

Chief Accountant A. M. Kireyeva ________
(Signature)
(L.S.)

Contact Person: *Mironova E. P.*
Expert in Securities
Phone: *(8312) 34 22 10* Fax: *(8312) 30 67 68*
E-mail Address: *tn@sinn.ru*

A. Issuer Data

9. Complete name of the issuer company.
Public Joint-Stock Company "Svyazinform" of the Nizhniy Novgorod Region

10. Abbreviated name.
PJSC "Nizhegorodsvyazinform"
PJSC "Nighegorodsviazinform"

11. Information about Name Changes and Legal Organization Form of the Issuer.
There were no changes of the name and legal organization form

12. Information about State Registration of the Issuer and his Licenses.
Date of State Registration of the Issuer: December 15, 1993
State Registration Certificate Number (other document confirming state registration of the issuer): ***448***
State Registration Authority: Administration of City of Nizhniy Novgorod

Licenses:

Number: ***3038***
Issuance Date: ***November 4, 1996***
Expiry Date: ***January 1, 2004***
The Authority granting the license: ***Ministry of Telecommunications of Russian Federation***
Activities: ***Telecommunication (Radio and Telephony) Services Provision***

Number: ***18923 A 018237***
Issuance Date: ***23.07.2001***
Expiry Date***: до 23.07.2006***
The Authority granting the license: ***Ministry of Telecommunications of Russian Federation***
Activities: ***Mobile telecommunications radiotelephone service provision***

Number: ***3189***
Issuance Date: ***7.03.1997***
Expiry Date***: till 07.03.2007***
The Authority granting the license: ***Ministry of Telecommunications of Russian Federation***
Activities: ***telecommunications radiotelephone service provision***

Number: ***2243***
Issuance Date: ***12.11.1996***
Period of validity***: 5***
The Authority granting the license: ***Federal Service of Russia for Television and Broadcasting***
Activities: ***Television and Radio broadcasting on the territory of RF***

Number: ***96 B 287415***
Issuance Date: ***28.04.1997***
Period of validity***: 5 years***
The Authority granting the license: ***Federal Security Service Administration of Russian***

Federation in Nizhniy Novgorod Region
Activities: ***Operations using information considered to represent a state secret***

Number: ***97 Б 287422***
Issuance Date: ***28.04.1997***
Period of validity: ***5 years***
The Authority granting the license: ***Federal Security Service Administration of Russian Federation in Nizhniy Novgorod Region***
Activities: ***Realization of measurements and/ or provision of services concerning protection of state secrets***

Number: ***9825***
Issuance Date: ***17.04.1998***
Period of validity: ***till 07.03.2007***
The Authority granting the license: ***State Committee of Russian Federation for Telecommunication and Informatization***
Activities: ***Local Telecommunication Services Provision Using Radio Access Facilities***

Number: ***NND № 008099 G395472***
Issuance Date: ***25.06.1999***
Period of validity: ***till 25.06.2002***
The Authority granting the license: ***Center for Construction Licensing of Nizhniy Novgorod Region Administration***
Activities: ***Acting on behalf of a Customer***

Number: ***NND № 008256 G 395684***
Issuance Date: ***6.08.1999***
Period of validity: ***till 06.08.2004***
The Authority granting the license: ***Center for Construction Licensing of Nizhniy Novgorod Region Administration***
Activities: ***Project Engineering Services on the Territory of Nizhniy Novgorod Region***

Number: ***LF/ 07 - 615.52***
Issuance Date: ***31.03.1999***
Period of validity: ***till 30.03.2004***
The Authority granting the license: ***Federal Agency for Governmental Communications and Information at the Russian Federation President's Office***
Activities: ***Activities in the Field of Information: Realization of Measures and Services for Protection of State Secret in the Process of Operation of a Cryptographic Service Agency of the Russian Federation***

Number: ***NND № 008381 G 395808***
Issuance Date: ***13.09.1999***
Period of validity: ***till 13.09.2004***
The Authority granting the license: ***Center for Construction Licensing of Nizhniy Novgorod Region Administration***
Activities: ***Civil Construction Works***

Number: ***NND № 009978 G 687612***

Issuance Date: ***0210.2000***
Period of validity***: till 02.10.2003***
The Authority granting the license: ***Center for Construction Licensing of Nizhniy Novgorod Region Administration***
Activities: ***Civil Construction Works***

Number: ***17571 A016817***
Issuance Date: ***15.03.2001***
Period of validity***: till 15.03.2006***
The Authority granting the license: ***Telecommunications and Informatization Ministry of Russian Federation***
Activities: ***Services of Radio Broadcasting of Sound Programs***

13. Taxpayer's Identity Number
5260901817

14. The Issuer's Industry Branch
OKOHX (Identification Code of Economy Branch) Codes:
52300

15. Location, mail address of the issuer and contact telephones.
Location: ***Russian Federation, Nizhniy Novgorod, M. Gorkiy sq., Post House***
Mail Address: ***Russian Federation, 603000, Nizhniy Novgorod, M. Gorkiy sq., Post House***
Phone: ***(8312) 33 20 47*** Fax: ***(8312) 30 67 68***
E-mail Address: ***tn@sinn.ru***

16. Information about the Issuer's Auditor.
Name: ***Closed Joint-Stock Company « Andersen»***
Location: ***Russian Federatio, Moscow, Kosmodamianskaya quay, 52, suite 5***
The mail address: ***113054, Russian Federation, Moscow, Kosmodamianskaya quay, 52, suite 5***
Phone: ***(8095) 755 97 00*** Fax: ***(8095) 755 97 10***
E-mail Address: not available (n/o)

Data about the Auditor's License:
Number: ***006000***
Issuance Date: ***28.06.2000***
Expiry Date: ***28.06.2003***
The Authority which granted the License: ***Finance Ministry of Russian Federation***

17. Information about Organizations Realizing the Registration of the Issuer's Rights to Securities.
The Registrar:
Name: ***" The First Independent Registrar " Ltd.***
Location: ***Russian Federation, Nizhniy Novgorod, Gagarin Avenue, 11***
Mail Address: ***603000, Russian Federation, Nizhniy Novgorod, M. Gorkiy sq., Post House, p.o. box 556***
Phone: ***(8312) 30 14 30*** Fax: ***(8312) 30 11 33***
E-Mail Address: *zovnn@online.ru*

License:
Number: ***01132***
Issuance Date: ***September 12, 1996***
Expiry Date: ***January 3, 2003***
Authority which granted the License: ***Federal Securities and Stock Market Commission***
Date, from which Maintenance of the Register of the Issuer's Registered Securities is carried out by said Registrar: *April 4, 1996*

The centralized care of the issuer's securities was not carried out in the report period

18. Issuer's Depositary.

No Depositary

19. Issuer's Participants.

Total Number of Shareholders (Participants): *7 713*

Shareholders (Participants) holding more than 5 percent of the Issuer's Charter Capital:

19.1 Name: Public Joint-Stock Company ***"The Communications Investment Company"***
Location: ***Russian Federation, Moscow, Plushchikha Street., 55, suite 2***
Mail Address: ***119121, Russian Federation, Moscow, Plushchikha Street., 55, suite 2***
Share in the Charter Capital of the Issuer: *38 %*
Shareholders (Participants) holding more than 25 percent of the Charter Capital of the Shareholder (Participant) of the Issuer:
19.1.1 Name: ***Ministry of Property Relations of Russian Federation***
Location: ***Russian Federation, Moscow, Nikolskiy cr., 9***
Mail Address: ***103865, Russian Federation, Moscow, Nikolskiy cr., 9,***
Share of the Shareholder (Participant) in the Issuer's Charter Capital: ***50 % + 1***
19.1.2 Name: ***Mustcom Limited***
Location: ***3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Mail Address: ***102000, Moscow, Voznesenskiy per., 22/13***
Share of the Shareholder (Participant) in the Issuer's Charter Capital: ***25 % + 1***

19.2 Name: ***Closed Joint-Stock Company "Bank Credit Swiss First Boston AO"***
Location: ***Russian Federation, Moscow, Nikitinskiy per., 5***
Mail Address: ***103009, Russian Federation, Moscow, Nikitinskiy per., 5***
Share in Issuer's Charter Capital: ***16.03 %***
Shareholders (Participants) owning over 25 percent of the Issuer's Charter Capital of the Shareholder (Participant):

19.2.1 Name: ***Bank "Credit Swiss First Boston"***
Location: ***8045, Wetlibergstrasse, Zurich, Switzerland***
Mail Address: ***103009, Moscow, Nikitskiy per., 5***
Share in the charter capital of the shareholder (participant) of the issuer: ***98 %***

19.3 Name: ***ING BANK (EURASIA) CJSC - ING DEPOSITARY***
Location: ***Russian Federation, Moscow, Krasnaya Presnya, 31***
Mail Address: ***123022, Russian Federation, Moscow, Krasnaya Presnya, 31***

Share in the Charter Capital of the Issuer: ***9,09 %***

19.4 Name: ***Closed Joint-Stock Company "Depositary and Clearing Company"***
Location: ***RF, Moscow, 1st Tverskaya Yamskaya str., 13***
Mail Address: ***103064, RF, Moscow, Staraya Basmannaya str., 14/2, suite 4***
Share in the Charter Capital of the Issuer: ***5,63 %***

19.5 Name: ***Closed Joint-Stock Company "Brunswick UBS Warburg Nominees"***
Location: ***RF, Moscow, Kosmodamianskaya nab., 52, suite 4***
Mail Address: ***113054, RF, Moscow, Kosmodamianskaya nab., 52, suite 4***
Share in the Charter Capital of the Issuer: ***6,40 %***

20. Structure of Issuer's Administration.
General Shareholders Meeting,
Board of Directors,
The General Director (sole executive authority of the issuer),
Management Board (collegiate executive authority of the issuer)
The competence of General Shareholders (Participants) Meeting of the Issuer according to the Charter (Constituent Instruments):
The General Shareholders Meeting is the supreme Management Authority of the Issuer. The General Shareholders Meeting realizes the activity according to the requirements of the current legislation of Russian Federation, the present Charter and the Provision "About General Shareholders Meetings of the Company", defining the competence, order of convocation, holding and operation of General Meetings of the Shareholders of the Company.
The exclusive competence of General Meeting:
The following issues (item 17.3 of the Charter) fall into the competence of General Meeting of the Shareholders:
1) Modification and Additions to the Charter of the Company or approval of a new edition of the Charter (except for cases regarding charter capital increase);
2) Making decisions about reorganization, demerger and splitting of the Company;
3) Making decisions about liquidation of the Company, assignment of a liquidating commission and approval of intermediate and final liquidating balances;
4) Election of Members of the Board of Directors and pre-term termination of their authorities;
5) Election (assignment) of the General Director and pre-term termination of his authorities;
6) Election of the members of the auditing committee of the Company and pre-term termination of their authorities;
7) Election of the Returning Board;
8) Approval of the Auditor;
9) Approval of the Annual Reports, bookkeeping balances, accounts of profits and losses of the Company and allocation of its profits and losses;
10) Definition of the limited number of declared shares;
11) Decision about decrease of the Charter Capital of the Company;
12) Decision about splitting and consolidation of the shares of the Company;
13) Definition of the form of information delivery to the shareholders by the Company, including assignment of a newspaper in case of notification in form of a newspaper publication;
14) Approval of modification and additions to the Provision about the General Shareholders Meeting;
15) Decision about conclusion of bargains, concerning its interest, in cases, foreseen in Article 83 of the Federal Act "About Joint-Stock Companies";

16) Decision about accomplishment of large transactions regarding acquisition and alienation of assets by the Company, in cases, foreseen in Article 79 of the federal Act "About Joint-Stock Companies";

17) Approval of modification and additions to internal documents of the Company defined by the present Charter;

18) Decision about nonuse of the priority right of the shareholder to acquisition of the shares of the Company or its securities convertible in shares, floated by means of a public subscription, with their repayment in money, and also about expiry date of such resolution;

19) Decision about disbursement of the annual dividends, approval of their size and forms of disbursement for each category and type of shares on the basis of guidelines of the Board of Directors;

20) Decision about transfer to accounts of the Company of expenditures coupled to holding of Extraordinary General Meetings, off-schedule audits and of the auditing committee revisions initiated by the shareholders who hold the necessary number of voting shares of the Company according to the present Charter;

21) About participation of the Company in the holdings and financial and industrial groups;

22) Other issues in the competence of General Meeting according to the Federal Act "About Joint-Stock Companies";

23) Decision about acquisition and redemption by the Company of the floated shares, in case of decrease of the Charter Capital.

The General Meeting has no right to propose and approve resolutions on issues not provided for by the legislation and the Charter of the Company as issues of its competence.

The General Meeting does not represent the Company, it only approves decisions regarding its business.

The General Meeting has no right to approve resolutions on issues which were not included in the Agenda of the Meeting or to change the Agenda.

The Resolution of the General Meeting upon an issue put to vote, is approved by the majority vote of the shareholders - holders of the voting shares of the Company giving the right to vote on the issue – who participate in the General Shareholder Meeting, except for Subitem 4 of Item 17.3 and the cases foreseen by Item 17.9.

The Resolution of the General Meeting upon the issues defined in subitems 1-3, 10 and16 of Item 17.3 of the present Charter put to vote, is approved by three quarters majority vote of the shareholders - holders of the voting shares of the Company giving the right to vote on the issue who take part in the Meeting.

. The resolutions upon issues indicated in sub-items 2, 12, 13, 15, 16, 18 of item 17.3 of the present Charter, are approved by the General Meeting only if proposed by the Board of Directors of the Company.

Counting of votes upon the issue put to vote during the General Shareholders Meeting, if shareholders have the right to vote upon it being holders of common and preferred shares of the Company, is carried out jointly on preferred and common stocks of the Company.

The resolutions approved by the General Meeting are mandatory for all shareholders both present, and absent at the meeting.

21. Members of the Board of Directors (Supervisory Council) of the Issuer.

The Board of Directors decides upon issues of common management of activities of the issuer, except issues referred to the exclusive competence of General Shareholders Meeting by the legislation and the Charter of the issuer.

The competence of the Board of Directors:

The competence of the Board of Directors of the Company comprehends resolutions upon issues of general management of the Company, except issues referred to the exclusive competence of General Shareholders Meeting by the Charter of the Company.

The following issues fall into the exclusive competence of the Board of Directors of the Company:

1) Definition of priority directions of activity of the Company;

2) Convocation of Annual and Extraordinary General Meetings of the Shareholders of the Company;

3) Approval of the Agenda of General Shareholders Meeting;

4) Definition of date of listing of the shareholders having the right to participate in the General Meeting, and other issues concerning preparation of the General Shareholders Meeting in competence of the Board of Directors of the Company according to the Federal Act "About Joint-Stock Companies", Provision about the Board of Directors and Provision about General Shareholders Meeting;

5) Proposition of issues for resolution of the General Shareholders Meeting, foreseen by sub-items 2,12,13,15,16,18, of item 17.3 of the present Charter;

6) Decision about increase of the Charter Capital by increase of the face value of the floated shares or additional issuance of the shares and about respective modification of the Charter of the Company;

7) Decision about increase of the Charter Capital according to the results of floating additional shares within limits of the number of declared shares and proposing the respective modification to the Charter of the Company;

8) Decision about floating bonds and other securities by the Company in cases, foreseen by the Federal Act "About Joint-Stock Companies";

9) Definition of market value of the assets according to the federal Act " About Joint-Stock Companies";

10) Decision about acquisition of the shares floated by the Company, in cases foreseen by the present Charter, as well as of bonds and other securities;

11) Definition of the quantitative composition and creation of the Management Board of the Company upon the proposal of the General Director and a pre-term termination of its authorities or authorities of its single members, determination of rewards and compensations paid to the members of the Board and to the General Director;

12) Definition of the size of repayment for audit services, guidelines upon the size of rewards and compensations paid to the members of the Auditing Committee of the Company;

13) Guidelines upon the size of the annual dividend for common stocks and the order of its disbursement, definition of the size of the intermediate dividend and the annual dividend for preferred shares and about their disbursement;

14) Decision about usage of reserve and other funds of the Company;

15) Approval of internal documents of the Company, except documents to be approved by the General Shareholders Meeting;

16) Creation of affiliated companies, opening of agencies and their liquidation;

17) Decision about participation (termination of participation, change of the share of participation)of the Company in other organizations, associations of commercial organizations, including by sale, purchase of shares, share of other organizations, except for decision about participation of the Company in holdings, financial and industrial groups;

18) Decision about conclusion of large bargains concerning acquisition and alienation of assets by the Company, if their value constitutes from 25 up to 50 percent of the book value of the assets of the Company on date of decision about committing such bargain;

19) The decision about conclusion of bargains of interest, in the order foreseen by the Federal Act "About Joint-Stock Companies";

20) Approval of resolutions about securities issue, issuance prospectus and reports on results of securities issue;

21) Approval of the form of the shareholder's request about the redemption of the shares by the Company and the shareholder's application form for sale of shares to the Company;

22) Preliminary approval of the Annual Report of the Company;

23) Election of the Chairman of the Board of Directors;

24) Definition of composition, size and protection of the items of information making a trade secret;

25) Definition of the person authorized to sign the contract (agreement) with the General Director and the Members of the Board

26) Approval of terms of the contracts (agreements) concluded with the General Director, Members of the Board of the Company;

27) Definition of the person authorized to fulfill the duties of the General Director in case of impossibility for them to realize their authorities;

28) Discussion of the issue of reward of the General Director according to results of the financial and economic activities;

29) Discussion of the conclusions made by the Auditing Committee and the Auditor of the Company;

30) Prolongation of validity of the contract (agreement) with the General Director of the Company for a period limited by the present Charter;

31)Termination of the contract (agreement) with the General Director in case of a pre-term termination approved by the General Shareholder Meeting.

32) Resolutions upon other issues, foreseen by the Federal Act « About Joint-Stock Companies » and the present Charter.

The issues in the exclusive competence of the Board of Directors of the Company, can not be transferred for approving a resolution to the executive board of the Company.

Board of Directors
Chairman: *Osipchuk Anton Igorevich*

Members of Board of Directors:

Bakhayev Mikhail Anatolievich
Year of birth: *1952*

Posts held by the person for last 5 years, including part-time jobs:
Period: *1996 – present time*
Organization: *PJSC "Nizhegorodsvyazinform"*
Field of activity: *Telecommunications*
Position: ***Deputy General Director ,***
Director of N.Novgorod City Telephone Network, the Company's affiliate

Period: *1996 – present time*
Organization: *PJSC "Nizhegorodsvyazinform"*
Fild of activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999 – present time*
Organization: *CJSC "Volga - Sotel"*
Fild of activity: *construction*
Position: *Member of the Board of Directors*

Share in the charter capital of the issuer: *0.341%*
Shares in the charter capital of affiliated and dependent companies of the issuer:
no share

Volkov Vladimir Nikolayevich
Year of birth: ***1951***
Posts occupied to the person in question for the last 5 years, including part-time jobs:
Information about occupied posts:
Period from: ***1996*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Deputy General Director of the PJSC, Director of Dzerzhinsk telecommunications center - affiliated company of the PJSC***

Period from: ***1996*** till: ***2000***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Period from: ***2000*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer (%): ***0.017***
Shares in affiliated / dependent companies of the issuer:
none

Grigorieva Alla Borisovna
Year of birth: ***1967***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 - 1997***
Organization: ***PJSC "Svyazinvest"***
Fild of activity: ***telecommunications services***
Position: ***principal expert of the Service in management of blocks of shares and securities***

Period: ***1997 - 1999***
Organization: ***PJSC "Svyazinvest"***
Fild of activity: ***telecommunications services***
Position: ***Deputy Manager of the Service of Management of blocks of shares***

Period: ***1999 – present time***
Organization: ***PJSC "Svyazinvest"***
Fild of activity: ***telecommunications services***
Position: ***Deputy Director, Chief of Department of Representatives of corporate Management Board***

Period: ***1996 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***

Position: ***Member of the Board of Directors***

Period: ***1996 –1997***
Organization: ***PJSC "Kostromskaya GTS"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 –1997***
Organization: ***PJSC "Elektrosvyaz" of Kostroma Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 –1997***
Organization: ***PJSC "Elektrosvyaz" of Orel Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 –1997***
Organization: ***PJSC "Elektrosvyaz" of Kemerovo Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1997 –1998***
Organization: ***PJSC "Amursvyaz"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1997 –2000***
Organization: ***PJSC "Ivtelekom"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1999 –2000***
Organization: ***PJSC "Karachayevo - Cherkesssvyaz"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***PJSC "Elektrosvyaz" of Kaluga Region***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***1996 – present time***
Organization: ***PJSC "Telecommunications Networks" of Udmurt Republic***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***1997 – 1998***
Organization: ***PJSC "Svyazinform"" Penza Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Organization: ***PJSC "Svyazinform" Penza Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Svyazinform" Penza Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***PJSC "Sakhalinsvyaz"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1999 – present time***
Organization: ***PJSC "Uralsvyazinform"of Perm Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2000 – present time***
Organization: ***PJSC "Elektrosvyaz"of Rostov Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Elektrosvyaz" of Republic of Adygea***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Elektrosvyaz"of Ulyanovsk Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer: ***0,002***
Shares in affiliated / dependent companies of the issuer:
no share

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Deputy General Director***

Period: ***1996 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Period: ***1996 – present time***
Organization: ***OOO "First Independant Registrar"Ltd.***
Fild of activity: ***information and computer service***
Position: ***Chairman of the Board of Directors***

Period: ***1997 – 2001***
Organization: ***PJSC "N.Novgorod Regional Center »Myza» "***
Fild of activity: ***Realty Dealership, Trade***
Position: ***Member of the Board of Directors***

Period: ***1999 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***CJSC "RusLeasingSvyaz»***
Fild of activity: ***leasing***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "UdmurtTelekom»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Kirovelektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Svyazinform» Penza Region***
Fild of activity: ***telecommunications***

Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer: ***0.034 %***
Shares in affiliated / dependent companies of the issuer:
no share

Ismailov Nail Ismailovich
Year of birth: ***1939***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 - 1999***
Organization: ***PJSC "Svyazinvest"***
Fild of activity: ***Management ofstock packages of regional telecommunications companies***
Position: ***General Director***

Period: ***1999 – present time***
Organization: ***Public Non-profit Organization "Union of Manufacturers and Consumers of Communications Facilities"***
Fild of activity: ***Integration of interests of Suppliers and Consumers of Communications Facilities***
Position: ***President***

Period: ***1998 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***PJSC "Elektrosvyaz" of Rostov Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1999 – present time***
Organization: ***PJSC "MGTS"***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Share in the charter capital of the issuer: ***0.005 %***
Shares in affiliated / dependent companies of the issuer:
no share

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***

Position: ***General Director***

Period: ***1996 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Period: ***1996 – 2001***
Organization: ***CJSC «TeleRoss – Nizhniy Novgorod»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Fild of activity: ***Finance, Credit***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***CJSC «Nizhegorodskaya Sotovaya Svyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***VAO «Nizhegorodskaya Yarmarka»***
Fild of activity: ***culture and art (exhibitions)***
Position: ***Member of the Board of Directors***

Period: ***1997 - present time***
Organization: ***Non-State-Owned Pension Fund "«Doverie"***
Fild of activity: ***pension support***
Position: ***Chairman of the Board of Directors of the Fund***

Period: ***1997 – present time***
Organization: ***CJSC «Nizhegorodteleservice»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1997 – present time***
Organization: ***CJSC «Transsvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***CJSC «Ericsson Svyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***CJSC «Sotel - Nizhniy Novgorod»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***CJSC Commerce Bank «UNEXIM - VOLGA»***
Fild of activity: ***Finance, Credit***
Position: ***Member of the Board of Directors of the Bank***

Period: ***1999 – present time***
Organization: ***CJSC «Nizhegorodskiy Radiotelefon»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Svyazinform» of Samara Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «СарамовElektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «UlyanovskElektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***Non-profit Partnership «Telecommunications Development Problems Investigation Center»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors of the Partnership***

Period: ***2001 – present time***
Organization: ***Union of manufacturers and consumers of communications facilities equipment »***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer: ***0.512%***

Shares in affiliated / dependent companies of the issuer:
no share

Osipchuk Anton Igorevich
Year of birth: ***1967***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 - 1997***
Organization: ***Joint-Stock Bank "Inkombank"***
Fild of activity: ***Finance and Credit***
Position: ***Head of profit center, deputy manager***

Period: ***1997 –2000***
Organization: ***PJSC «Telekominvest"***
Fild of activity: ***Investment***
Position: ***Deputy General Director for economics and finances***

Period: ***1999 –2000***
Organization: ***PJSC «Telekominvest"***
Fild of activity: ***Investment***
Position: ***Member of the Board of Directors***

Period: ***2000 – present time***
Organization: ***PJSC "Svyazinvest"***
Fild of activity: ***telecommunications services***
Position: ***First Deputy General Director***

Period: ***2000 – present time***
Organization: ***PJSC "Svyazinvest"***
Fild of activity: ***telecommunications services***
Position: ***Member of Management Board***

Period: ***2000 – present time***
Organization: ***PJSC "PTS"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2000 – present time***
Organization: ***CJSC "Mobitel"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2000 – present time***
Organization: ***PJSC "ROSTELEKOM"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***CJSC "North – West Telekombank"***
Fild of activity: ***finances and credit***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "South Telecommunications Company"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "RTCom.RU"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Svyazinform" of Samara Region***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Uralsvyazinform" of Perm Region***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "MGTS"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Panchenko Stanislav Nikolayevich
Year of birth: ***1945***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 – present time***
Organization: ***PJSC «Svyazinvest»***
Fild of activity: ***telecommunications services***
Position: ***Deputy General Director***

Period: ***2000 – present time***
Organization: ***PJSC «Svyazinvest»***
Fild of activity: ***telecommunications services***
Position: ***Member Of Management Board***

Period: ***2001 – present time***
Organization: ***PJSC «Nizhegorodsvyazinform»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Rostelekom»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Lensvyaz»***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «LipetskElektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Elektrosvyaz» of Vladimir Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «DagSvyazinform»***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Elektrosvyaz» of Stavropol Territory***
Fild of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Elektrosvyaz» of Rostov Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer: ***none***

Shares in affiliated / dependent companies of the issuer:
none

Haywood Arthur Michael
Year of birth: ***1951***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Period: ***1996 – present time***
Organization: ***«Dart Management, Inc.»***
Fild of activity: ***n/a***
Position: ***n/a***

Period: ***2001 – present time***
Organization: ***PJSC «Nizhegorodsvyazinform»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Elektrosvyaz» of Stavropol Territory***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Tyumentelekom»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «SpasskCement»***
Fild of activity: ***Cement Industry***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Elektrosvyaz» of Khabarovsk Territory***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Maltsovo Portlandcement»***
Fild of activity: ***Cement Industry***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Volskcement»***
Fild of activity: ***Cement Industry***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Sverdlovenergo»***
Fild of activity: ***powersupply***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Verkhne – Saldinskoye metallurgic industrial union»***
Fild of activity: ***metallurgy***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «KemerovoElektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Petersburg Telephone Network»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Bashinformsvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Konakovo Hydroelectric Powerplant»***
Fild of activity: ***power***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Cheripetskaya Hydroelectric Powerplant »***
Fild of activity: ***power***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Stavropol Hydroelectric Powerplant »***
Fild of activity: ***power***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Ryazanenergo»***
Fild of activity: ***power***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Pechora Hydroelectric Powerplant »***

Fild of activity: ***power***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Petrovskiy Passage»***
Fild of activity: ***Trade***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Gornozavodskcement»***
Fild of activity: ***cement industry***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «Vladivostok Commercial Port»***
Fild of activity: ***water transport***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «East Port»***
Fild of activity: ***water transport***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

22. Sole and collegiate management bodies of the issuer and officials of the controlling issuer.
Executive Body
The competence of the management body of the issuer according to the Charter (constituent instruments):

The management of the current activity of the Company is carried out by the General Director (sole executive body of the Company) and the Management Board (collegiate executive body of the Company), appointed for the term of 5 years.

The General Director is the Chairman of the Board.

The rights and duties, terms of office and sizes of the wage of the General Director and Board Members are determined by the contract (agreement) concluded by each of them with the Company and by the Provision about the executive bodies of the Company. Only a person authorized by the Board of Directors of the Company signs the contract (agreement) with the General Director and Members of the Board on behalf of the Company.

The duration of the contract (agreement) with the General Director can not be less than 2 and more than 5 years.

The term in office of the General Director is calculated from the moment of appointment by the General Meeting.

In case of a pre-term termination of authorities of the General Director, the authority of a new-appointed General Director is valid from the moment of the appointment by the General Meeting.

For a pre-term termination of authorities of the General Director of the Company, the Board of Directors is obliged to pass in due order a resolution about convocation of an Extraordinary

General Shareholders Meeting to resolve the issue of pre-term termination of authorities of the General Director and appointment of a new General Director or inclusion of the above named issues in the Agenda of the Annual General Shareholders Meeting.

All questions of management of current activity of the Company fall into the competence of the executive bodies of the Company (individual and collegiate), except for questions falling into the exclusive competence of the General Shareholders Meeting and Board of Directors of the Company.

The executive bodies of the Company (individual and collegiate) organize the execution of the resolutions of the General Shareholders Meeting and of the Board of Directors of the Company.

The General Director represents the point of view of the Management Board in the Board of Directors meetings and Shareholder Meetings.

The General Director acts on behalf of the Company without a letter of attorney, including:

- he manages the assets of the Company in order to support its current activity within the limits determined by the Charter and internal documents of the Company;

- Represents the Company's interests in authorities and courts, both in Russian Federation, and abroad;

- confirms the list of staff, concludes and terminates the employment contracts with the employees of the Company, applies incentive measures to the workers and imposes penalties on them;

- Supervises the Board's activities, acts as Chairperson in its meetings;

- Recommends the Members of the Management Board to the Board of Directors for approval and signs the contracts, after their approval by the Board of Directors;

- Commits bargains on behalf of the Company independently within limits of 15 percent of the book value of assets of the Company as of date of decision about committing such a bargain, or after the approval by the management bodies of the Company in the mode, foreseen by the Federal Act " About Joint-Stock Companies ", the present Charter and internal documents;

-Produces letters of attorney on behalf of the Company;

- Opens accounts of the Company in banks;

- Issues orders and instructions mandatory for all workers of the Company;

- Concludes the collective agreement with the workers of the Company on commission of the Management Board on behalf of the Company and supervises its execution;

- he carries out organizational and administrative activity concerning the development of the list of information items making a trade secret (commercial classified information), issues orders and instructions on observance of requirements of trade secret protection;

- carries out other functions necessary for achievement of the purposes for the Company's activity and support of its normal operation, according to the current legislation of the Russian Federation and the present Charter, except for functions assigned to other management bodies of the Company.

The Management Board is the collegiate executive body of the Company and takes decisions within the limits of the competence defined by the present Charter, Provision about the executive boards and other internal documents of the Company, including:

- passes resolutions on issues concerning operative management of the Company's activity, mandatory for fulfillment by the General Director and other Members of the Board;

- Makes decision about the Company's assets management and conclusion of bargains up to 25 percent of the book value of the Company's assets as of date of approval of such a resolution;

- works out the collective agreement with the workers of the Company;

- Executes other functions necessary for achievement of the purposes of the Company's activity and support of its normal operation.

Holding of more than one office in management bodies of other organizations by the person realizing functions of the General Director and by Members of the Board is allowed only with

the consent of the Board of Directors of the Company.
The General Shareholders Meeting has the right to terminate the agreement with the General Director, and the Board of Directors has the right to terminate the agreements with the Board Members, on conditions stipulated by the agreements (contracts).

The individual executive body as well as Members of the collegiate executive body of the Issuer:

The person executing the functions of the individual executive body of the Issuer:
Lyulin Vladimir Fedorovich

Arakcheyev Aleksandr Vasilyevich
Year of birth: ***1938***
Posts occupied for last 5 years, including part-time jobs:
Information about the occupied post:
Period: ***1996 - the present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Chief Engineer***

Period from: ***1996*** till: ***1999***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period from: ***1996*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.215***
Shares in the Charter Capital of affiliated and dependent companies of the Issuer:
none

Abashin Vladimir Aleksandrovich
Year of birth: ***1949***
Posts occupied for last 5 years, including part-time jobs:
Information about the occupied post:
Period: ***1996 - the present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunication***
Position: ***Deputy General Director,***
Director of Arzamas Telecommunications Center - affiliated company of PJSC

Period from: ***2000*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.023***

Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
None
Vystorop Vasily Petrovich
Year of birth: ***1949***

Posts occupied for last 5 years, including part-time jobs:
Information about the occupied post:
Period: ***1996-1999***
Name of Organization: **Military Unit # 41635 Moscow Military Districts,. N. Novgorod**
Field of activity: **Organization and Maintenance of Army Communication System**
Position: **chief of Army Telecommunication Troops**

Period: ***1999-2000***
Name of Organization: **PJSC "Nizhegorodsvyazinform"**
Field of Activity: **Telecommunication**
Post: **Chief of Department for Mobilization Preparation and Emergency Situations**

Period: ***2000 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of Activity: ***telecommunications***
Post: ***Deputy General Director***

Period from: ***2000*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***none***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts occupied to the person in question for the last 5 years, including part-time jobs:
Information about occupied posts:
Period from: ***1996*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Deputy General Director***

Period from: ***1996*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Period: ***1996 – present time***
Organization: ***"First Independant Registar"Ltd.***

Fild of activity: ***information and computor service***
Position: ***Chairman of the Board of Directors***
Period: ***1997 - 05.2001***
Organization: ***PJSC "N.Novgorod Regional Center »Myza» "***
Fild of activity: ***Realty Dealership, Trade***
Position: ***Member of the Board of Directors***

Period from: ***1999*** till: ***present time***
Name of organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***CJSC "RusLeasingSvyaz»***
Fild of activity: ***leasing***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "UdmurtTelekom»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Kirovelektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC "Svyazinform» of Penza Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the charter capital of the issuer (%): ***0.034***
Shares in affiliated / dependent companies of the issuer:
none

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - 1999***
Name of Organization: ***"Svyazstroykom" Ltd.***
Field of activity: ***Construction of the Communications for Telecommunication Facilities***
Position: ***Director, Technical Director***

Period: ***1999 - the present time***

Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Deputy Director General***

Period: ***1999 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Member of Management Board***

Period: ***2001 - the present time***
Name of Organization: ***PJSC "Svyazinform" of the Chuvash Republic***
Field of activity: ***Telecommunication***
Post: ***Board of Directors Member***

Period: ***2001 - the present time***
Name of Organization: ***PJSC "Svyazinform" of Republic Mordovia***
Field of activity: ***Telecommunication***
Post: ***Board of Directors Member***

Share in the Charter Capital of the Issuer (%): ***none***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Yeliseyeva Valentina Ivanovna
Year of birth: ***1946***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Chief of Economic Policy Department***

Period from: ***1996*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.012***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Kireyeva Anastasia Maksimovna
Year of birth: ***1940***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***

Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***chief accountant***

Period from: ***1996*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.261***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Kuranov Mikhail Andreyevich
Year of birth: ***1946***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Deputy General Director***
The director of Gorodets Telecommunications Center - affiliated company of the PJSC

Period from: ***2000*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.032***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Lebedev Aleksandr Ivanovich
Year of birth: ***1948***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Deputy General Director***
Director of Kstovo Telecommunications center - affiliated company of the PJSC

Period from: ***1996*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***none***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer: ***none***

Lyulin Vladimir Fyodorovich
Year of birth: ***1938***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***Telecommunication***
Post: ***General Director***

Period from: ***1996*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Period from: ***1996*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – 2001***
Organization: ***CJSC «TeleRoss – Nizhniy Novgorod»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Fild of activity: ***Finances, credit***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***CJSC «Nizhegorodskaya Sotovaya Svyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1996 – present time***
Organization: ***VAO «Nizhegorodskaya Fair»***
Fild of activity: ***culture and arts (exhibition)***
Position: ***Member of the Board of Directors***

Period: ***1997 – present time***
Organization: ***Non-stateqwned Pension Fund «Doverie»***

Fild of activity: ***Pension support***
Position: ***Chairman of the Board of Directors of the Fund***

Period: ***1997 – present time***
Organization: ***CJSC «Nizhegorodteleservice»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1997 – present time***
Organization: ***CJSC «Transsvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***CJSC «Ericsson telecommunications»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***CJSC «Sotel - Nizhniy Novgorod»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1998 – present time***
Organization: ***CJSC Commerce Bank «Unexim - Volga»***
Fild of activity: ***Finances, credit***
Position: ***Member of the Board of Directors of the Bank***

Period: ***1999 – present time***
Organization: ***CJSC «Nizhegorodskiy Radiotelefon»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 - present time***
Organization: ***PJSC «Svyazinform» of Samara Region***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «SaratovElektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***PJSC «UlyanovskElektrosvyaz»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001 – present time***
Organization: ***Non-profit Partnership «Center for Investigation of Telecommunications Development Problems»***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors of the Partnership***

Period: ***2001 – present time***
Organization: ***Union of Manufacturers and Consumers of Telecommunications Facilities Equipment***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the Charter Capital of the Issuer (%): ***0.512***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Osipova Lyudmila Petrovna
Year of birth: ***1938***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***principal legal adviser***

Period from: ***1996*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.006***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Timarev Valery Nikolayevich
Year of birth: ***1949***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Deputy General Director,***
The director of Uren Telecommunications Center - affiliated company of the PJSC

Period from: ***2000*** till: ***present time***

Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***none***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

Tolstonogov Nikolay Ivanovich
Year of birth: ***1944***

Posts occupied for last 5 years, including part-time jobs:
Information about occupied post:
Period: ***1996 - the present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Field of activity: ***telecommunications***
Position: ***Deputy General Director***
The director of the Inter-city telephone exchange - affiliated company of the PJSC

Period from: ***1996*** till: ***2000***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1999 -the present time***
Name of Organization: ***CJSC " Volga - Sotel "***
Field of activity: ***construction***
Post: ***Board of Directors Member***

Period from: ***2000*** till: ***present time***
Name of Organization: ***PJSC "Nizhegorodsvyazinform"***
Fild of activity: ***telecommunications***
Position: ***Member of Management Board***

Share in the Charter Capital of the Issuer (%): ***0.238***
Shares in Charter Capital of Affiliated and Dependant Companies of the Issuer:
none

23. Rewards paid to the members of board of directors (Supervisory Council Member) and other officials of the issuer.

Total size of rewards paid to all persons, listed in items 21 and 22, in reported period:
Wages (Rub.): ***1 667 848.82***
Premiums (Rub.): ***1 044 638.33***
Commission (Rub.): ***0***
Other property allocations (Rub.): ***16 370***
Total(Rub.): ***2 728 857.15***

See also items 21 and 22

24. Information about the legal persons, where the Issuer is participant.

The legal persons, of which the issuer owns not less than 5 percent of charter capital:
Name: ***"Radio-Resonance" Ltd.***
Location: ***Russian Federation,. N. Novgorod, Okskiy Syezd, 8***
Mail address: ***603022, Russian Federation,. N. Novgorod, Okskiy Syezd, 8***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***CJSC " The Nizhniy Novgorod Cellular Communication "***
Location: ***Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***CJSC " The Nizhniy Novgorod radiotelephone "***
Location: ***Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***CJSC "Nizhegorodteleservice"***
Location: ***Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Mail address: ***603107, Russian Federation,. N. Novgorod, Zhukov sq., 3***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***CJSC "Transsvyaz"***
Location: ***Russian Federation,. N. Novgorod,. Chaadayev Street, 2***
Mail address: ***603950, Russian Federation,. N. Novgorod, GSP - 1273, Gordeyevskaya Street, 5, room 306***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Non-Profit Organization Non-State-owned Pension Fund "Doverie"***
Location: ***Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***30 %***

Name: ***CJSC " Ericsson Telecommunication "***
Location: ***Russian Federation,. N. Novgorod, Gagarin Ave., 37***
Mail address: ***603129, Russian Federation,. N. Novgorod, Yanka Kupala Street, 10***
Share of the issuer in the charter capital of the legal person: ***24 %***

Name: ***" Commercial and industrial Company " N.N. - Rossvyazinform " Ltd***
Location: ***Russian Federation,. N. Novgorod, Sovietskaya sq., 3, office 425***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***20 %***

Name: ***CJSC " Sotel - Nizhniy Novgorod "***
Location: ***Russian Federation,. N. Novgorod, Sovietskaya sq., 2***
Mail address: ***603600, Russian Federation,. N. Novgorod, GSP - 57, Sovietskaya sq., 2***
Share of the issuer in the charter capital of the legal person: ***20 %***

Name: ***CJSC Bank « Unexim - Volga »***
Location: ***Russian Federation,. N. Novgorod, Novaya street., 17b***
Mail address: ***603000, Russian Federation,. N. Novgorod, Novaya street., 17b***
Share of the issuer in the charter capital of the legal person: ***19.67 %***

Name: ***" Processing Centre "Union Card" Nizhniy Novgorod" Ltd***
Location: ***Russian Federation,. N. Novgorod, Varvarskaya street, 32***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***15 %***

Name: ***CJSC " Competition and Consumers' Rights Protection Agency EKAD "***
Location: ***Russian Federation, Nizhniy Novgorod region,. Pavlovo, Suvorov street, 1***
Mail address: ***603140, Russian Federation,. N. Novgorod, Lenin Ave., 11, room 311***
Share of the issuer in the charter capital of the legal person: ***10.4 %***

Name: ***"Raduga - Poisk" Ltd***
Location: ***Russian Federation,. N. Novgorod, Studencheskaya street., 11***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***" The First Independent Registrar " Ltd***
Location: ***Russian Federation,. N. Novgorod, Gagarin Ave., 11***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi), p.o.b. 556***
Share of the issuer in the charter capital of the legal person: ***5.827 %***

25. Shares of a participation of all legal persons, in which the issuer owns more than 5 percents of the charter capital, and also their officials in the charter capital of the issuer.

25.1 Name: ***Non-Profit Organization Non-State-owned Pension Fund "Doverie"***
Location: ***Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Mail Address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***30 %***
Share of the person in question in the charter capital of the issuer: ***0.06 %***
The officials:

25.1.1 ***Suvorov Yegeny Borisovich***
Functions of the person in question: ***the individual executive authority***
none

25.1.2 ***Lyulin Vladimir Fyodorovich***
Functions of the person in question: ***Board of Directors Member (supervisory council member)***
Share of the person in question in the charter capital of the issuer: ***0.512 %***

25.1.3 ***Shuleshov Nikolay Mikhailovich***
Functions of the person in question: ***Board of Directors Member (Supervisory Council***

Member)
Share of the person in question in the charter capital of the issuer: ***0.007 %***

25.1.4 ***Ostapenko Sergey Alekseyevich***
Functions of the person in question: ***Board of Directors Member (Supervisory Council Member)***
Share of the person in question in the charter capital of the issuer: ***0.0002 %***

25.1.5 ***Nesterov Nikolay Nikolayevich***
Functions of the person in question: ***Board of Directors Member (Supervisory Council Member)***
none

25.1.6 ***Tulyakov Yury Mikhailovich***
Functions of the person in question: ***Board of Directors Member (Supervisory Council Member)***
none

25.2 Name: ***CJSC " The Nizhniy Novgorod Cellular Communication"***
Location: ***Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Mail address: ***603000, Russian Federation,. N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***
Share of the issuer in the charter capital of the legal person: ***50 %***
none
The officials:
25.2.1 ***Shuleshov Nikolay Mikhailovich***
Functions of the person in question: ***the individual executive authority***
Share of the person in question in the charter capital of the issuer: ***0.007 %***
25.2.2 ***Lyulin Vladimir Fyodorovich***
Functions of the person in question: ***Board of Directors Member (Supervisory Council Member)***
Share of the person in question in the charter capital of the issuer: ***0.512 %***
25.2.3 ***Korshunov Sergey Maksimovich***
Functions of the person in question: ***Board of Directors Member (Supervisory Council Member)***
Share of the person in question in the charter capital of the issuer: ***0.039 %***

25.3 Name: ***CJSC "Ericsson Telecommunications"***
Location: ***Russian Federation, N. Novgorod, Gagarin Ave., 37***
Mail address: ***603129, Russian Federation, N. Novgorod, Yanka Kupala Street, 10***
Share of the issuer in the charter capital of the legal person: ***24 %***
Share of the issuer in the charter capital of the Issuer: ***none***
Officials:
25.3.1 ***Filippov Aleksandr Victorovich***
Functions of the person in question: ***sole executive authority***
Share of the issuer in the charter capital of the Issuer: ***none***
25.3.2 ***Lyulin Vladimir Fedorovich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***

Share of the issuer in the charter capital of the Issuer: ***0.512 %***

25.3.3 ***Kazakov Vladimir Fedorovich***

Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***

Share of the issuer in the charter capital of the Issuer: ***none***

25.4 Name: *CJSC "Nizhegorodteleservice"*

Location: ***Russian Federation, N. Novgorod, M. Gorky sq., Post House (Dom Svyazi)***

Mail address: ***604107, Russian Federation, N. Novgorod, Zhukov sq., 3***

Share of the issuer in the charter capital of the legal person: ***40 %***

Share of the person in the charter capital of the Issuer: ***none***

Officials:

25.4.1 ***Mukhin Vladimir Aleksandrovich***

Functions of the person in question: ***sole executive authority***

Share of the issuer in the charter capital of the Issuer: ***none***

25.4.2 ***Korshunov Sergey Maksimovich***

Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***

Share of the person in the charter capital of the Issuer: ***0.039 %***

25.4.3 ***Kuzmenko Yuriy Vasilievich***

Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***

Share of the person in the charter capital of the Issuer: ***0.024 %***

25.4.4 ***Lyulin Vladimir Fedorovich***

Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***

Share of the person in the charter capital of the Issuer: ***0.512 %***

25.5 Name: *CJSC "Transsvyaz"*

Location: ***RF, Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi***

Mail address: ***603035, RF, Nizhniy Novgorod, Chaadayev str., 2***

Share of the Issuer in the Charter Capital of the legal entity: ***40 %***

Share of the person in the charter capital of the Issuer: ***none***

Officials:

25.5.1 ***Sumin Yuriy Afanasievich***

Functions of the person in question: ***Sole executive authority***

Share of the person in the charter capital of the Issuer: ***0.003 %***

25.5.2 ***Lyulin Vladimir Fedorovich***

Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***

Share of the person in the charter capital of the Issuer: ***0.512 %***

25.6 Name: *"The First Independent Registrar" Ltd*

Location: ***RF, Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi***

Mail address: ***603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi, а/я 556***

Share of the Issuer in the Charter Capital of the legal entity: ***5.827 %***

Share of the person in the charter capital of the Issuer: ***none***

Officials:

25.6.1 ***Zamelina Olga Valentinovna***
Functions of the person in question: ***Sole executive authority***
Share of the person in the charter capital of the Issuer: ***none***
25.6.2 ***Grigorieva Lyubov Ivanovna***
Functions of the person in question: ***Chairman of the Board of Directors***
Share of the person in the charter capital of the Issuer: ***0.034 %***

25.7 Name: ***OOO "Commercial and industrial company "N. N. - RosSvyazinform"***
Location: ***RF, Nizhniy Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi***
Share of the Issuer in the Charter Capital of the legal entity: ***20 %***
Share of the person in the charter capital of the Issuer: ***none***
Officials:
25.7.1 ***Alyshev Vadim Petrovich***
Functions of the person in question: ***Sole executive authority***
Share of the person in the charter capital of the Issuer: ***0.015 %***

25.8 Name: ***CJSC "Nizhegorodskiy Radiotelefon"***
Location: ***RF, Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi***
Mail address: ***603000, RF, Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi***
Share of the Issuer in the Charter Capital of the legal entity: ***50 %***
Share of the person in the charter capital of the Issuer: ***none***
Officials:
25.8.1 ***Karashtin Mikhail Pavlovich***
Functions of the person in question: ***Sole executive authority***
Share of the person in the charter capital of the Issuer: ***0.013 %***
25.8.2 ***Korshunov Sergey Maksimovich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***
Share of the person in the charter capital of the Issuer: ***0.039 %***
25.8.3 ***Lyulin Vladimir Fedorovich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***
Share of the person in the charter capital of the Issuer: ***0.512 %***

25.9 Name: ***CJSC "Sotel - Nizhniy Novgorod"***
Location: ***RF, Nizhniy Novgorod, Sovetskaya sq., 2***
Mail address: ***603136, RF, Nizhniy Novgorod, Sovetskaya sq., 2***
Share of the Issuer in the Charter Capital of the legal entity: ***20 %***
Share of the person in the charter capital of the Issuer: ***none***
Officials:
25.9.1 ***Barsukov Anatoliy Gennadievich***
Functions of the person in question: ***Sole executive authority***
Share of the person in the charter capital of the Issuer: ***none***
25.9.2 ***Korshunov Sergey Maksimovich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***
Share of the person in the charter capital of the Issuer: ***0.039 %***

25.9.3 ***Lyulin Vladimir Fedorovich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***
Share of the person in the charter capital of the Issuer: ***0.512 %***

25.10 Name: ***CJSC Bank "Unexim - Volga"***
Location: ***RF, Nizhniy Novgorod, Novaya str., 17 B***
Mail address: ***603000, RF, Nizhniy Novgorod, Novaya str., 17 б***
Share of the Issuer in the Charter Capital of the legal entity: ***19.67 %***
Share of the person in the charter capital of the Issuer: ***none***
Officials:

25.10.1 ***Novikov Vladimir Petrovich***
Functions of the person in question: ***Sole executive authority***
Share of the person in the charter capital of the Issuer: ***none***

25.10.2 ***Lyulin Vladimir Fedorovich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***
Share of the person in the charter capital of the Issuer: ***0,512%***

25.10.3 ***Silenko Boris Anatolievich***
Functions of the person in question: ***Member of the Board of Directors (Supervisory Council of the Board of Directors)***
Share of the person in the charter capital of the Issuer: ***0.0214%***

26. Others affiliated the persons of the issuer.

26.1 ***Lyulin Vladimir Fedorovich – sole executive authority, Chairman of Management Board, Vice-Chairmanof the Board of Directors***
Share of the person in the charter capital of the Issuer: ***0.512 %***

Members of the collegiate executive body:
26.2 ***Arakcheyev Aleksandr Vasilievich – Vice-Chairman of Management Board***
Share of the person in the charter capital of the Issuer: ***0.215 %***

26.3 ***Abashin Vladimir Aleksandrovich***
Share of the person in the charter capital of the Issuer: ***0.023 %***

26.4 ***Vystorop Vasiliy Petrovich***
Share of the person in the charter capital of the Issuer: ***none***

26.5 ***Grigorieva Lyubov Ivanovna***
Share of the person in the charter capital of the Issuer: ***0.034 %***

26.6 ***Dyakonov Mikhail Vasilievich***
Share of the person in the charter capital of the Issuer: ***none***

267 ***Yeliseyeva Valentina Ivanovna***
Share of the person in the charter capital of the Issuer: ***0.012 %***

26.8 ***Kireyeva Anastasia Maksimovna***

Share of the person in the charter capital of the Issuer: ***0.261 %***

26.9 ***Kuranov Mikhail Andreyevich***
Share of the person in the charter capital of the Issuer: ***0.032 %***

26.10 ***Lebedev Aleksandr Ivanovich***
Share of the person in the charter capital of the Issuer: ***none***

26.11 ***Osipova Lyudmila Petrovna***
Share of the person in the charter capital of the Issuer: ***0.006 %***

26.12 ***Tolstonogov Nikolay Ivanovich***
Share of the person in the charter capital of the Issuer: ***0.238 %***

26.13 ***Timarev Valery Nikolayevich***
Share of the person in the charter capital of the Issuer: ***none***

Members of Supervisory Council of the Board of Directors:

26.14. ***Bakhayev Mikhail Anatolievich***
Share of the person in the charter capital of the Issuer: ***0.341 %***

26.15 ***Volkov Vladimir Nikolayevich***
Share of the person in the charter capital of the Issuer: ***0.017 %***

26.16 ***Grigorieva Alla Borisovna***
Share of the person in the charter capital of the Issuer: ***0.002 %***

26.17 ***Grigorieva Lyubov Ivanovna***
Share of the person in the charter capital of the Issuer: ***0.034 %***

26.18.***Ismailov Nail Ismailovuч***
Share of the person in the charter capital of the Issuer: ***0.005 %***

26.19. ***Osipchuk Anton Igorevich - Chairman Of the Board of Directors***
Share of the person in the charter capital of the Issuer: ***none***

26.20 ***Panchenko Stanislav Nikolayevich***
Share of the person in the charter capital of the Issuer: ***none***

26.21 ***Haywood Arthur Michael***
Share of the person in the charter capital of the Issuer: ***none***

27. Share of participation of the issuer in the charter capital of the legal persons - affiliated persons.

See items 24, 25

28. Share of participation of affiliated persons of the issuer, and also their founders, officials in the charter capital of the issuer.

See items 21, 22, 24, 25

29. The persons, which have 5 and more percent of votes in the supreme management authority of the issuer.

Name: ***Open Joint-Stock Company "The Investment Telecommunication Company"***
Share: ***38 %***
Name: ***Closed Joint-Stock Company " Bank Credit Swiss First Boston AO "***
Share: ***12,96 %***
Name: ***ING BANK (EURASIA) CJSC - ING DEPOSITARY***
Share: ***9.09 %***

30. Participation of the issuer in industrial, banking, financial groups, holdings, concerns and associations.

Does not participate

31. Affiliated companies and agencies of the issuer.

Name: ***Arzamas Telecommunication Center***
Location: ***Nizhniy Novgorod Region,. Arzamas, Pushkin street, 145***
Mail address: ***607220, Nizhniy Novgorod Region,. Arzamas, Pushkin street, 145***
The principal: ***Abashin Vladimir Aleksandroвич***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Gorodets Telecommunication Center***
Location: ***Nizhniy Novgorod Region, Gorodets, Proletarskaya str., 15***
Mail address: ***606500, Nizhniy Novgorod Region,. Gorodets, Proletarskaya str., 15***
The principal: ***Kuranov Mikhail Andreyevich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Kstovo Telecommunication Center***
Location: ***Nizhniy Novgorod Region,. Kstovo, Pobeda ave., 12***
Mail address: ***607650, Nizhniy Novgorod Region,. Kstovo, Pobeda ave., 12***
The principal: ***Lebedev Aleksandr Ivanovich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Uren Telecommunication Center***
Location: ***Nizhniy Novgorod Region,. Uren, Vokzalnaya str., 2***
Mail address: ***606800, Nizhniy Novgorod Region,. Uren, Vokzalnaya str., 2***
The principal: ***Timarev Valery Nikolayevich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Dzerzhinsk Telecommunication Center***
Location: ***606000, Nizhniy Novgorod Region,. Dzerzhinsk, Dzerzhinsky ave., 2***
Mail address: ***606000, Nizhniy Novgorod Region,. Dzerzhinsk, Dzerzhinsky ave., 2***
The principal: ***Volkov Vladimir Nikolayevich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Nizhniy Novgorod Inter-city Telephone Exchange***
Location: ***Nizhniy Novgorod, Gagarin Ave.,11***
Mail address: ***603022, Nizhniy Novgorod, Gagarin Ave.,11***
The principal: ***Tolstonogov Nikolay Ivanovich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Nizhniy Novgorod Urban Telephone Network***
Location: ***Nizhniy Novgorod, Vaneyev str., 9a***
Mail address: ***603115, Nizhniy Novgorod, Vaneyev str. , 9a***
The principal: ***Bakhayev Mikhail Anatolievich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***Information and Computing Centre***
Location: ***Nizhniy Novgorod, Y. Kupala str. , 9***
Mail address: ***603006, Nizhniy Novgorod, Kovalikhinskaya str., 2a***
The principal: ***Popkov Victor Vasilievich***
Date of opening: ***3.02.1994***
The validity of the letter of attorney: ***31.12.2002***

Name: ***»Kirovelektrosvyaz»***
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney:

Name: ***»Martelkom» of Republic of Mariy El***
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney:

Name: ***»Svyazinform» of Republic of Mordovia***
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: ***»Elektrosvyaz» of Orenburg Region***
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***

Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: *»Svyazinform» of Penza Region*
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: *»Svyazinform» of Samara Region*
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: *»SaratovElektrosvyaz»*
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: *»Elektrosvyaz of Ulyanovsk Region*
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: *»Telecommunications Networks of Udmurt Republic»*
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

Name: *»Svyazinform» of Chuvash Republic*
Location:
Mail address:
Manager: ***will be appointed in the 1st Quarter of 2002***
Date of opening: ***will be opened in the 1st Quarter of 2002***
Validity of the letter of attorney

32. Number of Employees of the Issuer.

Average Payroll Number of Employees of the issuer, including employees in affiliated companies

and agencies, in reported period: ***8 738***

33. Description of main kinds of activity of the issuer.

is a dynamically developing sector in Russia, its potential is estimated as very high.

The following factors determine stability of telecommunications:

- regular customers:
  commercial companies,
  state-operated organizations,
  physical persons (residential users).
- a higher level of ready cash inpayments;
- implementation of a per-minute phone call charge;
- a significant development potential for the next years.

One of priorities of development of telecommunications sector in Russia is creating of competition among telecommunications operators. In the past years, a drastic competition growth has been observed.

The telecommunications sector reform is going on –7 inter-regional companies are being created. The merged «Volga» company will comprise 11 carriers of the Volga Region. PJSC «Nizhegorodsvyazinform» is the principal carrier in telecommunications market of the Region, it will take over the rest of the companies: PJSC «Svyazinform» of Samara Region, PJSC "Svyazinform" of Penza Region, PJSC «SaratovElektrosvyaz», PJSC «Elektrosvyaz» of Ulyanovsk Region, PJSC «UdmurtTelekom», PJSC «Kirovelektrosvyaz», PJSC «Martelekom» of Republic of Mariy El, PJSC «Svyazinform» of Republic of Mordovia, PJSC «Svyazinform» of Chuvash Republic, PJSC «Elektrosvyaz» of Orenburg Region.

Main kinds of products (services).

Main kinds of activity and their share in total income. (year 2000)

Local telephone calls – 41.6 %.

Inter-city and international telephone calls – 53.1 %.

Document communication – 2.6 %.

Wire broadcating – 2.7 %.

Major suppliers

The major equipment suppliers of the Issuer are the following:

NEC / Corporation - share in the total supply volume is18.21%;

NEC-NEVA SPB – share in the total supply volume is30.35%;

PJSC NPO «Raskat», PO «Sokol», BETO – share in the total supply volume is38.76%.

In 2000, the import share in equipment supply was 48.56 %. We consider these supply sources available for the future as well, due to steady economic relations between the Issuer and the above mentioned companies.

Tariff policy

The Issuer provides telecommunications services and receives the major part of the profit from the following sources:

- fixed monthly subscriber fee,
- time-based (per-minute) charge;
- new access line installation fee.

The size of fixed monthly subscriber fee is set by the Issuer and is subject to approval by the Nizhniy Novgorod Region Administration.

The time-based (per-minute) charge for long distance international and inter-city calls are set by PJSC "Rostelekom" and approved by federal and regional authorities.

Seasonal fluctuation in the Issuer's activity
The main kinds of the Issuer's activity do not experience any seasonal fluctuation.

Target markets for products (works, services) of the Issuera
Nizhniy Novgorod and Nizhniy Novgorod Region.

Practicies of activity regarding reserves
Practicies regarding reserves do not essentially affect accomplishment of the main activity kinds consisting in provision of various telecommunications services by the Issuer.

Major competitors
There are no competitors in the main activity kinds of the Issuer.

34. Investment manifest. Description of activity of the Issuer.
It is represented only by investment funds

35. Plans for the future activity of the Issuer.

The plans for the future activity of the issuer.

According to the development plan, the issuer continues developing communication facilities in 2001:

- it is planned to commission an automatic telephone exchange with the total capacity of 37.1 thousand access lines,
- to construct a 70 km long FOL and a 61.6 km long RRL,
- it is provided to construct 1 tract of a data network in N. Novgorod, which will allow to expand network services, the Internet and to introduce an automatic management and payment system.

In 2001, the transition to the time-based system of payment for local phone calls will be continued, the time-based payment system will be introduced in 10 district centers of region.

The schedule of capital construction for 2001 provides application of 222.8 mln. Rubles of capital investments, including 50.7 mln. Rubles of construction and installation funds and application of the fixed assets for the sum 242.6 Rubles.

36. Data about the Charter Capital of the Issuer.
Size of the Charter Capital of the Issuer (Rub.): ***583 387 500***
Breakdown of the Charter Capital to categories of shares:

Common shares:
Total amount (Rub.): ***437 541 000***
Share in the Charter Capital: ***75.000064 %***

Preferred shares:
Total amount (Rub.): ***145 846 500***
Share in the Charter Capital: ***24.999936 %***

37. Data about share of the state (municipal entity) in the Charter Capital of the Issuer.
Share of the Charter Capital of the Issuer held in the state (municipal) property:
none

The block of shares of the Issuer in the state (municipal) property:
none

Presence of the special right to participation of the Russian Federation, subjects of the Russian Federation, municipal authorities in management of the Issuer ("right of the golden share"):
Is not provided

38. Data about the declared shares of the Issuer.

Type: common
Face value (Rub.): *5*
Quantity: *159 766 200*
Total amount (Rub.): *798 831 000*

Type: *preferred*
Face value (Rub.): *5*
Quantity: *53 354 600*
Total amount (Rub.): *266 773 000*

Conditions of allocation: Resolution about the release of additional shares within the limits of quantity of declared shares for the value of reassessment of the fixed assets or for the value of cost increment of other assets is passed by the Board of Directors of the Company. The resolution about increase of the Charter Capital of the Company for the value of cost increment of other assets by way of floating additional shares should specify the quantity of additional common stocks and each type of preferred shares to be floated and the limited quantity of declared shares of this category (type), the terms and conditions of their allocation, including the price of allocation of the additional shares of the Company for the shareholders having the priority right of acquisition of floated shares according to the present Charter.

The resolutions about increase of the Charter Capital on results of allocation of the additional shares and about proposing respective modifications to the Charter of the Company are passed by the Board of Directors of the Company.

The Company has the right to float shares and other securities by means of a public subscription among an unrestricted circle of investors and a closed subscription of shares among a beforehand specified limited circle of investors. Quantity, terms, conditions, price and the ways of allocation of concrete securities issue by the Company are determined by the resolution passed by the Board of Directors.

The Board of Directors has no right to make a decision about floating additional shares of those categories (types), which are not defined in the Charter of the Company for declared shares.

In case of floating common shares and securities convertible in common shares by the Company by means of an open subscription, with their repayment in cash, the shareholders - holders of common stocks of the Company have the priority right of acquisition of these securities in a quantity proportional to quantity of the common stocks of the Company held by them.

Not less than 30 days prior to the start date of allocation of additional common stocks and securities convertible in common stocks by means of an open subscription by the Company, if they are repaid in cash, the shareholders - holders of appropriate types of shares of the Company should be notified about the possibility of realization of this right by them in the order, foreseen for the notification message about holding a General Shareholders Meeting.

The shareholder is entitled to exercise his priority right in full or in part by sending the payment document and a written application for acquisition of common stocks and securities convertible in voting shares to the Company.

The resolution about nonuse of the priority right of pre-emption of common stocks and securities convertible in common shares, in case of their allocation by means of a public

subscription, with their repayment in cash money, and also about the duration of such resolution can be passed by the General Shareholders Meeting by the majority vote of the holders of voting shares participating in the General Shareholders Meeting.

If the Company floats its securities convertible in shares of a defined category (type), the quantity of declared shares of this category (type) should not be less than the quantity necessary for conversion during period of maturity of these securities.

39. Essential contracts and obligations of the issuer.

not available

40. Obligation of the issuer on shares and securities (convertible in shares) issuance.

There are no such obligations.

41. Information about the sanctions imposed on the issuer, participation in the suits at law and checks.

Date of imposing of the sanction: ***31.12.1998***
The authority which imposed the sanction: ***State Tax Inspection of the Russian Federation***
Cause: ***late payment of taxes***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***1 233 446***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1998***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***1 333 012***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1998***
The authority which imposed the sanction: ***Russian Federation State Imployment Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***20 457***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1998***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***12 610***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1998***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of theRussian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***359 268***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1998***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***incorrect definition of the taxable base***
Type of sanction: ***the penalties***
Size of the penalty (Rub.): *116 246*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***incorrect definition of the taxable base***
Type of sanction: ***penalties***
Size of the penalty (Rub.): *9 434*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of taxes***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *76 298*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation, Russian Federation State Implоyment Fund, Social Insurance Fund of the Russian Federation, Russian Federation Statutory Medical Insurance Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: ***penalties***
Size of the penalty (Rub.): *11 929*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *396 437*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Russian Federation State Implоyment Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *6 851*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***

Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *22 051*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The authority which imposed the sanction: ***Russian Federation Statutory Medical Insurance Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *247 272*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of taxes***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *2 185 277*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***incorrect definition of the taxable base***
Type of sanction: ***the penalties***
Size of the penalty (Rub.): ***211 559***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *413 767*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The authority which imposed the sanction: ***Russian Federation State Imployment Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***9 010***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***34 503***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***

The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***300 570***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation, Russian Federation State Imployment Fund, Social Insurance Fund of the Russian Federation, Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***316***
Execution of the penalty: is ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of taxes***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***3 682 764***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***295 340***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Russian Federation State Imployment Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***24 106***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***814 990***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***

Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***175 984***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***incorrect definition of the taxable base***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***377 350***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***3 219***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***105 211***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Russian Federation State Employment Fund***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***1 214***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***1 610***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of taxes***
Type of sanction: the ***penalties***
Size of the penalty (Rub.): ***368 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The authority which imposed the sanction: ***Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***216 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The authority which imposed the sanction: Russian Federation State Imployment Fund
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***10 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *71*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *277*
Execution of the penalty: is ***executed***

Date of imposing of the sanction: ***31.03.2000***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): *76 000*
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***delayed performance of the final pay***
Type of sanction: ***penalties***
Size of the penalty (Rub.): ***1 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***

Size of the penalty (Rub.): ***287 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***13 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***62 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of mandatory payments***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***7 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***116 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***1 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The authority which imposed the sanction: ***State Employment Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***9 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian***

Federation
Cause***: late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***23 000***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***2 002 733***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***Russian Federation State Tax Inspection***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalty***
Size of the penalty (Rub.): ***27 785***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***543 838***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: the ***penalty***
Size of the penalty (Rub.): ***2 418***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***State Employment Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***14 855***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***21 110***

Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***34***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***37 404***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment of mandatory payments***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***4 382***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***office check***
Type of sanction: ***penalty***
Size of the penalty (Rub.): - ***488***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***State Pension Fund of the Russian Federation***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***270 887***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***State Employment Fund of the Russian Federation***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***4 350***
Execution of the penalty: is ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***

Cause: ***office check***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***849***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Statutory Medical Insurance Fund of the Russian Federation***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***94 275***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***office check***
Type of sanction: the ***penalty***
Size of the penalty (Rub.): ***205***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***30 472***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***3 454 895***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***13 189***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***documentary check***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***19 830***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***documentary check***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***9 020***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***office check***
Type of sanction: ***penalty***
Size of the penalty (Rub.): ***371***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.03.2001***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***946 046***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.03.2001***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***debts to the budget on income tax***
Type of sanction: the ***penalty***
Size of the penalty (Rub.): ***1 380***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***31.05.2001***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***390 662***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.01***
The authority which imposed the sanction: ***Inspection of Dues and Fees Ministry***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***1 731 365***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.01***
The authority which imposed the sanction: ***Dues and Fees Ministry Inspection***
Cause: ***violation of periods of surrender of the final pays (manifests)***
Type of sanction: ***penalty***

Size of the penalty (Rub.): ***66 797***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.01г.***
The authority which imposed the sanction: ***Pension Fund***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***35 421***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.01г.***
The authority which imposed the sanction: ***Social Insurance Fund of the Russian Federation***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of the penalty (Rub.): ***20 056***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.01***
The authority which imposed the sanction ***Employment Fund***
Cause: ***late payment***
Type of sanctions: ***late payment penalty***
Size of the penalty (Rub.): ***3 622***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.06.01***
The authority which imposed the sanction ***Statutory Medical Insurance Fund***
Cause: ***late payment***
Type of sanctions: ***late payment penalty***
Size of the penalty (Rub.): ***4 422***
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2001г.***
The authority which imposed the sanction: ***Dues and Fees Ministry Inspection***
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of sanction: **2 031 679**
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The authority which imposed the sanction: ***Dues and Fees Ministry Inspection***

Cause: ***violation of periods of surrender of the final pays (manifests)***
Type of sanction: ***penalty***
Size of sanction: **303 477**
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2001г.***
The authority which imposed the sanction: **Pension Fund**
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of sanction: **91 844**
Execution of the penalty: ***executed***

Date of imposing of the sanction: ***30.09.2001г.***
The authority which imposed the sanction: **Social Insurance Fund of the Russian Federation**
Cause: ***late payment***
Type of sanction: ***late payment penalty***
Size of sanction: **21 279**
Execution of the penalty: ***executed***

Date of imposing of the sanction:**30*.09.2001г.***
The authority which imposed the sanction: **Employment fund**
Cause: ***late payment***
Type of sanctions: ***late payment penalty***
Размер санкции(Rub.): **5 211**
Execution of the penalty: ***executed***

Date of imposing of the sanction:**30*.09.2001г.***
The authority which imposed the sanction **Medical Insurance Fund**
Cause: ***late payment***
Type of sanctions: ***late payment penalty***
Amount (Rub.): **202 491**
Execution of the penalty: ***executed***

In Reported quarter:

1. The Dues and Fees Ministry Inspection finished the plan inspection of financial and economic activity of Gorodets Inter-regional Telecommunications Center – a branch of PJSC «Nizhegorodsvyazinform».

Reason for the inspection (Iniciator): schedule, on iniciative of Dues and Fees Ministry Inspection
Note:
The following sums are imposed according to inspection results:
late payment penalty –10 411 Rub. including VAT – 9155 Rub.;
Tax for transport means – 1 256 Rub.;
penalty – 5 261 Rub.

2. Auditing of financial and economic activity of the Issuercarried out by Audit Company CJSC «Andersen»

Reason for the inspection (Iniciator): schedule.

Note:
Auditor's Statement upon results is not available at the present time.

The law suits, which can essentially affect the activity of the issuer, in reported quarter: none.

42. Essential facts (events, actions), having place in reported quarter.

Date of the facts (events, actions): ***15.10.2001***
Code of the facts (events, actions): ***1300137A15102001***

Resolutions passed by the Board of Directors (Supervisory Council).

Date of the Board of Directors Meeting which passed the respective resolutions - 29.09.2001.
9 are elected for the Board of Directors.
8 persons have taken part in voting.

About sale of acquired shares of PJSC "Nizhegorodsvyazinform" from the Company's balance.

Having considered materials concerning the mentioned issue, the Board of Directors DECIDED:

1. ***To assign 1 880 common shares and 32 271 preferred shares which were on the Company's balance for disbursement of the dividends.***
2. ***To repay the dividends by common shares and preferred shares on the balance of the Company, to the shareholders who have submitted applications, deadline for disbursement of the dividends: till 31.12.2001. Deadline for submission of applications from the shareholders wishing to acquire of shares: from October 1, 2001 till sale of 1 880 common shares and 32 271 preferred shares, or till 31.12.2001.***
3. ***To establish till 01.12.2001 the sale price of one common share in size of 28 Rub., that of one preferred share in size of 11 Rub. equal to the average price in the OTC market of Nizhniy Novgorod Region at the moment of decision, and taking into account the average course price of common and preferred shares of the Company in the RTS system. If the average price remains the same: 28 Rub. for one common share and 11 Rub. for one preferred share till after 1.12.2001, the disbursement of dividends is to be carried out according to the above-stated price.***
If price growth or decrease attains more than 15 %, the price is subject to revision.
4. ***Number of shares (NoS) to be reembursed is defined as the ratio of the sum of the dividends (SoD) to the price of one common (preferred) share (PoS).***

$$NoS = SoD/PoD$$

The rest is to be paid in money.

5. ***If the sum of dividends is lower than the price of one common (preferred) share repayable, the disbursement is to be carried out only in money.***
6. ***To reflect in accounting the operations with securities according to the Order confirmed by Finance Ministry of the Russian Federation (the order № 2 of 15.01.97), in view of the Russian Federation Supreme Court Resolution of 01.12.98 № GKPI -98-525.***

Voting: "FOR" - 8; "AGAINST" - none; "ABSTENTION" - none

Date of appearance of the fact (event, operation): ***15.10.2001***
Code of the fact (event, operation): ***0300137A15102001***

Changes in the list of the owners (shareholders) of the issuer.

Long Title of the legal entity with changed participation share:
Closed Joint-Stock Company "Depositary and Clearing Company"

Location u Mail address of the legal entity:
RF,Moscow, 1st Tverskaya-Yamskaya str., 13
103064, RF, Moscow, Staraya Basmannaya str., 14/2, suite 4
Share in the Issuer's Charter Capital before and after change:
4.93 % - before change,
5.02 % - after change.
Date of the change of participation share in the Charter Capital of the Issuera:
15.10.2001

Date of appearance of the fact (event, operation): ***16.11.2001***
Code of the facts (events, actions): ***1200137A16112001***

Resolutions of the General shareholder Meeting.
Resolutions of the extraordinary General shareholder Meeting of the Company are in the attached minutes № 9 of the extraordinary General shareholder Meeting.

Date of appearance of the fact (event, operation): ***4.12.2001***
Code of the facts (events, actions): ***0300137A04122001***

Changes in the list of shareholders of the Issuer.

Long Title of the legal entity with changed participation share:
Closed Joint-Stock Company "Брансвик Ю Би Эс Варбург Номиниз"
Location u Mail address the legal entity:
RF, Moscow, Kosmodamianskaya nab., 52, suite 4
113054, RF, Moscow, Kosmodamianskaya nab., 52, suite
Share in the Issuer Charter Capital of the Issuer before and after change:
4.49 % - before change,
6.45 % - after change.
Date of the change of participation share in the Charter Capital of the Issuer:
4.12.2001

Date of appearance of the fact (event, operation): ***11.12.2001***
Code of the facts (events, actions): ***1800137A11122001***

Transaction of intererst

The Issuer's body which passed the resolution about the transaction:
Board of Directors of PJSC "Nizhegorodsvyazinform"
Long Name, Location and Mail address of the contrahent and beneficiary of the transaction:
Non-profit Partnership "Telecommunications Development Problems Investigation Center", 119121, Moscow, Plushchikha str., 55, suite 2.
Transaction date:
December 11, 2001
Transaction desription :
one transaction is concluded. Its object is a voluntary contribution by PJSC "Nizhegorodsvyazinform" of money sum equal to 1% of the planned earnings in the 2nd half of the current year (8 775 thousand Rub.) minus the sums to be transferred by the Company under

Commission Contracts № 1 and № 2 (7 825 thousand Rub.), in favor of NP " Telecommunications Development Problems Investigation Center " for realization by the Partnership of the industry projects in the framework of its activity. Thus, the sum amounts to 950 thousand Rub. The resolution about the conclusion of the transaction was passed by the Board of Direrctors of PJSC "Nizhegorodsvyazinform"on August 10, 2001.

43. Information about reorganization of the issuer, affiliated and dependent companies.

The issuer, his affiliated and dependent companies were not reorganized in reported quarter.

44. Additional essential general Information about the issuer.

Additional Essential Information about the issuer is not available.

B. Data about financial and economic activity of the issuer

45. Annual accounts of the last three fiscal years.

Annual accounts for the current accounting period are not submitted

46. Accounts of the issuer for reported quarter.

accounts for the reported quarter are not submitted

47. Facts which have entailed increase or decrease of the value of assets of the issuer more than by 10 percent in reported quarter.

The indicated fact did not take place

48. Facts which have entailed increase of the profit (losses) of the issuer more than by 20 percent in reported quarter in comparison to the prior quarter.

The indicated facts did not take place.

49. Information about creation and usage of the reserve fund and other special funds of the issuer.

Not Available for the report quarter

50. The transactions of the issuer in the reported quarter, with size of 10 and more percent from the issuer's assets value by the end of the quarter prior to the reported quarter.

Such transactions did not take place

51. Information about assignment of resources, attracted by the issuer as a result of floating the issued securities.

Not available

52. Extra resources obtained by the issuer and its associated companies in reported quarter.

Not available

53. Accounts receivable, accounts payable of the issuer and its associated companies for reported quarter.

not submitted in the reported quarter.

54. Financial investments of the issuer.

The Issuer has no financial investments in governmental securities of RF, of RF subjects, local administrations securities, bonds and other debt instruments (except of bills).

The Issuer has no affiliated companies.

Investment in dependant companies, as well as investments in shares, stocks etc. of other companies are reflected in the table.

№№	Name of enterprise	Borrowed Funds	Shares of other companies	Investment in Charter Capital of other

			(thousand Rub.)	companies(thousand Rub.)
1	2		3	4
1.	VAO "Nizhegorodskaya Fair"		20	
2.	N.Novgorod regional trade center "Myza"		1300	
3	Telecommunications Development Problems Investigation Center			1000
4.	CJSC "Radiokom"			0.2
5.	Joint-stock Ivestment and Trade Industry and Construction Bank in N.Novgorod Region			2664.5
6.	"PENSION FUND " N.N.-RosSvyazinform"			0.25
7.	"Raduga-Poisk" Ltd.			124.7
8.	CJSC "Nizhegorodskaya cellular telecommunications"			10814.7
9.	N.Novgorod Region Fund for training of finance and management personnel			2
10.	CJSC "Agency for protection of competition and consumer rights - EKAD"			57.9
11.	CJSC "RusLeasingSvyaz"			1424
12.	"The First Independent Registrar" Ltd.			128.2
13.	CJSC "Nizhegorodteleservice"			1191.4
14.	Non-profit Organization Non-state-owned Pension Fund "Doverie"			900
15.	"Radio-Resonance" Ltd.			4.3
16.	CJSC "Rostelegraf"		8	
17.	CJSC "Transsvyaz"			160

18.	PC Union Card N.Novgorod Ltd.			191.3
19.	CJSC "Ericsson Telecommunications"			11
20.	CJSC "Sotel-NN"			20
21.	Bank "UNEXIM-Volga"			5900
22	CJSC "Startkom"			18.5
23.	CJSC "Nizhegorodskiy Radiotelefon"			50
24.	PJSC «Beloye"	463.1		
	Subtotal:	463.1	1328	24663
	TOTAL:		26454	

The Issuer has no financial investments in companies adjudged bankrupt under RF legislation and liquidated.

No financial investments in companies amount to 10 and more percent of the assets of the Issuer by the date of report quarter termination.

55. Other essential Information about financial and economic activity of the issuer

Other essential Information about financial and economic activity of the issuer is not available.

B. Data about the securities of the issuer

56. Information about the shares of the issuer.

General Information about the issue

Serial number of the issuance of the shares of the given category (Type): ***1***

Security type: ***shares***

Security form: ***nominal without certificate***

Category of shares: ***common***

Type of shares: ***not applicable***

Face value of each security: ***500***

Quantity of securities: ***567 830***

Total amount of the issuance: ***283915000***

Date of state registration of the issuance: ***28.12.1993***

Registration number: ***32-1P-755***

Authority realizing registration: ***financial authorities***

Information about placement of the issuance

Way of placement: ***acquisition at conversion in a joint-stock company***

Period of placement: starting date: ***24.01.1994*** closing date: ***10.11.1994***

Current status of the issuance: ***all securities of the issue are cancelled (annulled)***

Number of actually placed securities of the issue according to the registered report on results of the

issuance:
567 830

State registration of the report about results of the issue:
Date of registration of the report: ***7.05.1996***
Authority realizing registration of the report:
Financial authorities

The principal markets, on which the trade in the securities of the issue, including the name of the organizers of trade is carried out:
There are no such markets, all issued securities were cancelled.
The limitations in circulation of issued securities in the secondary market (if available):
Are not circulating in the secondary market.

The other essential Information about the issued securities:
All securities of the first issue were cancelled after registration of the securities of the second issue by the Resolution of Finance Department of the Administration of Nizhniy Novgorod Region № 05-14 of 30.09.96 according to the item 4.1 of the letter of the Finance Ministry of the Russian Federation of 20.09.96.

The general Information about the issue

Serial number of the issue of the shares of the given category (type): 1
Type of security: shares
The form of security: nominal uncertified stocks
Category of shares: preferred
Type of shares: A

Face value of each security: 500
Quantity of securities: 194 462
Total amount of the issue: 97231000

Date of state registration of the issue: 28.12.1993
Registration number: 32-1P-755
Registration Authority: financial authorities

Information about placement of the issue

Way of placement: acquisition at conversion in joint-stock company
Period of placement: starting date: 24.01.1994 closing date: 10.11.1994
Current status of the issue: all securities of the issue are cancelled (are annulled)
Quantity of actually placed securities of the issue according to the registered report on results of the issue:
194 462
State registration of the report about results of the issue:
Date of registration of the report: 7.05.1996
Registration Authority of the report:
Financial authorities

The main markets, on which the trade in the securities of the issue, including the name of the organizers of trade, is carried out:
There are no such markets, all securities of the issue being cancelled.

The limitations in circulation of issued securitiesin the secondary market (if available):
The securities do not circulate in the secondary market, being cancelled.

Other essential Information about the securities of the issue:
No information, all securities of the issue being cancelled after registration of 30.09.1996 of the second issue of the shares of the issuer (Notification message of Finance Department of the Administration of Nizhniy Novgorod Region of 30.09.1996, № 05-14)

General Information about the issue

Serial number of the issue of the shares of the given category (type): 1
Type of security: shares
Form of the security: nominal paperless
Category of shares: preferred
Type of the shares: B

Face value of each security: 500
Quantity of securities: 15 558
Total amount of the issue: 7 779 000

Date of state registration of the issue: 28.12.1993
Registration number: 32-1P-755
Registration Authority: financial authorities

Information about placement of the issue

Way of placement: acquisition at conversion in joint-stock company
Period of placement: starting date: 24.01.1994 closing date: 10.11.1994
Current status of the issue: all securities of the issue are cancelled (are annulled)
Quantity of actually placed securities of the issue according to the registered report on results of the issue:
15558

State registration of the report about results of the issue:
Date of registration of the report: 7.05.1996
Registration Authority of the report:
Financial authorities

The main markets, on which the trade in the securities of the issue, including the name of the organizers of trade, is carried out:
There are no such markets, all issued securities being cancelled.
The limitations in circulation of issued securities in the secondary market (if available):
No information, all issued securities being cancelled.

Other essential Information about the securities of the issue:
All preferred shares of type B were automatically converted in common stocks. All securities of the issue were nullified after registration of 30.09.96 the second issue of shares of the issuer (Notification message of Finance Department of Administration of Nizhniy Novgorod Region of 30.09.1996, № 05-14).

General Information about the issue

Serial number of the issue of shares of the given category (type): 2

Type of security: the shares
Form of security: nominal paperless
Category of shares: common
Type of shares: n/a

Face value of security: 5
Quantity of securities: 87 508 200
Total amount of the issue: 437 541 000

Date of state registration of the issue: 30.09.1996
Registration number: 32-1-1375
Registration Authority: financial authorities

Information about placement of the issue
Way of placement: placement among the shareholders
Period of placement: starting date: 15.10.1996 closing date: 15.10.1996
Current status of the issue: the placement is completed
Quantity of actually placed securities of the issue according to the registered report on results of the issue:
87 508 200

State registration of the report about results of the issue:
Date of registration of the report: 12.11.1996
Registration Authority of the report:
Financial authorities

The main markets, on which the trade in securities of the issue, including the name of the organizers of trade, is carried out:
The Russian trade system
The limitations in circulation of issued securities in the secondary market (if available):
No limitations.

Other essential Information about the securities of the issue:
3.11.1997 The non-sponsored First Level ADRs for common stocks of the issuer are issued. One ADR corresponds to 2 shares. The ADR circulation is accomplished in Berlin and Frankfurt Stock Exchanges. By the date of the report, about 9.09 % of total amount of common stocks of the issue is converted in ADRs.

General Information about the issue
Serial number of the issue of the shares of the given category (type): 2
Type of security: shares
Form of security: nominal paperless
Category of shares: preferred
Type of shares: A

Face value of security: 5
Quantity of securities: 29 169 300
Total amount of the issue: 145 846 500

Date of state registration of the issue: 30.09.1996

Registration number: 32-1-1375

Registration Authority: financial authorities

Information about placement of the issue

Way of placement: placement among the shareholders

Period of placement: starting date: 15.10.1996 closing date: 15.10.1996

Current status of the issue: the placement is completed

Quantity of actually placed securities of the issue according to the registered report on results of the issue:

29 169 300

State registration of the report about results of the issue:

Date of registration of the report: 12.11.1996

Registration Authority of the report:

Financial authorities

The main markets, on which the trade in the securities of the issue, including the name of the organizers of trade, is carried out:

The Russian trade system

The limitations in circulation of issued securitiesin the secondary market (if available):

No limitations.

Other essential Information about securities of the issue:

Other essential information is not available.

57. Information about bonds of the issuer.

There were no issues of bonds

C. Other Data about securities of the issuer.

58, 59, 60. The rights of the holders of the issuer's shares. The dividends according to the issuer's shares.

Category (type) of shares: common

Right of the holder of shares of the given category (type):

Each common stock of the issuer gives the shareholder - its holder identical rights.

The shareholders - holders of common stocks, have the right, according to the Charter of the issuer:

a) To participate in the General Shareholder Meeting of the issuer with the right to vote on all questions of his competence;

b) to obtaine dividends;

c) to obtaine a part of the issuer's assets in case of liquidation;

d) to appeal in court against a resolution approved by the General Shareholder Meeting of the issuer with violation of the requirements of the Charter of the issuer, legislation and legal acts of Russian Federation, if he did not participate in the General Shareholder Meeting of the issuer or voted against such resolution and the resolution violates his rights and legitimate interests;

e) to require the issuer to provide him with information about inclusion in the list of shareholders having the right of participation in the General Shareholder Meeting of the issuer, and the shareholders (shareholder) - holders (holder) of 10 (ten) and more percent of the shares of the issuer have the right to require the whole list of persons having right to participate in the General Shareholder Meeting of the issuer;

f) to get acquainted, in a place defined by the issuer's Board of Directors, with the information due to shareholders of the issuer according to the Federal Act " About joint-stock companies " and the Charter of the issuer when preparing and holding the General Shareholder Meeting of the issuer;

g) to require access to documents of the issuer listed in the Federal Act " About joint-stock companies " and the Charter of the issuer;

i) to sell shares or to perform other operations, foreseen by the current legislation of Russian Federation which are resulting in change of holder of shares, without consent of other shareholders;

j) The shareholders (shareholder) holding in total not less than (two) 2 percent of voting shares of the issuer have the right to propose in order determined by the Charter of the issuer, no more than two issues for the Agenda of the Annual General Shareholders Meeting of the issuer and to propose the candidates for the Board of Directors of the issuer and Auditing Committee of the issuer, General Director of the issuer, but not later than 45 days after the termination of fiscal year of the issuer;

k) The shareholders (shareholder) holding in total not less than 1 (one) percent of placed common stocks of the issuer, have the right to appeal to court with a claim to a Board of Directors Member, General director, member of the Board of the issuer about indemnification, if the damage is caused to the issuer by their action or inaction according to the current legislation;

l) To sell shares to the issuer in the order and on conditions determined by the current legislation and the charter of the issuer, in case of approval by the General Shareholder Meeting or the Board of Directors of the issuer of a resolution about acquisition of the placed common stocks of the issuer;

m) To request the redemption by the issuer of all or part of his shares in the order and cases specified by the Federal Act " About joint-stock companies " and the Charter of the issuer;

m) To require convocation of an extraordinary shareholder meeting of the issuer, an extraordinary check of the issuer's activity by the Audit Committee of the issuer or by an independent auditor in the order and on conditions specified by the current legislation and the charter of the issuer;

n) In case of placement of common stocks or securities convertible in common stocks by the issuer, by means of an open subscription with their repayment by money, he has a priority right for acquisition of such shares or securities convertible in common stocks, in the order and on conditions specified by the current legislation and the charter of the issuer;

o) other rights provided by the legislation or the charter of the issuer for shareholders - holders of common stocks of the issuer.

Dividends on shares of the given category (type):

Period: 1998.
Size of the dividends calculated for one share (Rub.): 0.02
Total sum of the dividends calculated for the shares of the given category (type) (Rub.): **1 750 164**
Total sum of the dividends actually paid for the shares of the given category (type) (Rub.): ***1742 056***

Period: ***1999.***
Size of the dividends calculated for one share (Rub.): ***0.14***
Total sum of the dividends calculated for the shares of the given category (type) (Rub.): ***12 274 000***
Total sum of the dividends actually paid for the shares of the given category (type) (Rub.): ***12 023 647***

Period: ***2000 г.***
Size of the dividends calculated for one share (Rub.): ***0.27***

Total sum of the dividends calculated for the shares of the given category (type) (Rub.): ***23 626 705***

Total sum of the dividends actually paid for the shares of the given category (type) (Rub.): ***23 118 948***

Size of the dividends calculated for the shares of the given category (type), term of payment not yet begun (Rub.): ***0***

Category (type) of shares: *preferred, type A*

Rights of the holder of shares of the category in question (type):

Each preferred A type stock gives the shareholder - its holder identical rights.

The shareholders - holders of preferred stock of A type, have the right, according to the Charter of the issuer:

a) to obtain the annual fixed dividends in size and in order specified by the charter of the issuer;

b) to participate in the General Shareholder Meeting of the issuer with the right to vote the approval of changes or additions to the Charter of the issuer, which would limit the rights of the shareholders - holders of preferred type "A" shares or of reorganization or liquidation of the issuer;

c) to participate in the General Shareholder Meeting of the issuer with the right to vote on all questions of his competence and to use other rights given to the holders of voting shares of the issuer, starting from the Meeting following the Annual General Shareholders Meeting of the issuer, when the resolution about dividends disbursement was not approved or the resolution about a partial dividends disbursement for preferred type "A" shares was approved, provided that such right would stop from the moment of complete dividends disbursement for the indicated shares;

d) to obtain a part of the issuer's assets in case of his liquidation;

e) To require access to documents of the issuer listed in the Federal Act "About joint-stock companies" and the Charter of the issuer;

f) to sell shares or to perform other operations, foreseen by the current legislation of Russian Federation, which are resulting in change of the shares holder, without consent of other shareholders;

g) to sell shares to the issuer in order and on conditions specified by the current legislation and the charter of the issuer, in case of approval of a resolution about acquisition of the placed preferred type "A" shares by the General Shareholder Meeting or Board of Directors of the issuer.

Dividends on shares of the given category (type):

Period: ***1998***

Size of the dividends calculated for one share (Rub.): ***0.08***

Total sum of the dividends calculated for the shares of the given category (type) (Rub.): ***2 369 000***

Total sum of the dividends actually paid for the shares of the given category (type) (Rub.): ***2 311 617***

Period: ***1999***

Size of the dividends calculated for one share (Rub.): ***0.60***

Total sum of the dividends calculated for the shares of the given category (type) (Rub.): ***17 535 000***

Total sum of the dividends actually paid for the shares of the given category (type) (Rub.): ***16 491 861***

Period: ***2000.***

Size of the dividends calculated for one share (Rub.): ***1.04***

Total sum of the dividends calculated for the shares of the given category (type) (Rub.): ***30 302 509***

Total sum of the dividends actually paid for the shares of the given category (type) (Rub.):
28 718 444

Size of the dividends calculated for the shares of the given category (type), the repayment of which has not yet begun (Rub.): ***0***

61. Limitations in securities trade.

See Items 56 and 57

62. Other essential Information about the securities of the issuer.

Other essential Information about the securities of the issuer is not available.